                         PRE-EFFECTIVE AMENDMENT NO. 6
                                      TO
                                   FORM 20-F

     [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

     [  ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 [FEE REQUIRED]
     For the fiscal year ended

                                       OR

     [  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from             to
                                    -----------    -----------
     Commission file number
                           -----------------------------------

                       NYMOX PHARMACEUTICAL CORPORATION
                  ------------------------------------------
                 (Exact name of Registrant as specified in its
                                   charter)

                                Not Applicable
             -----------------------------------------------------
                (Translation of Registrant's name into English)

                                    Canada
           --------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                                 175 Bouchard
                                   Suite 100
                                Dorval, Quebec
                                    H9S 1B1
           --------------------------------------------------------
                   (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                                       Name of each exchange
-------------------                                       ---------------------
                                                           on which registered
                                                          ---------------------
None                                                         Not Applicable

     Securities registered or to be registered pursuant to Section 12(g) of the Act.


                                 Common Stock
                        -------------------------------

                               (Title of Class)



     Securities registered or to be registered pursuant to Section 15(d) of the Act.


                                     None
                            -----------------------

                               (Title of Class)


     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 17,934,382 shares as of March 11, 1997.


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days.


     Yes         No    X
         ------     -------


     Indicate by check mark which financial statement item the registrant has elected to follow.


     Item 17           Item 18    X
             --------          --------

                                 PART I


ITEM 1.   DESCRIPTION OF BUSINESS
          -----------------------


     Introduction
     ------------

     NYMOX Pharmaceutical Corporation ("NYMOX" or the "Company," which terms include the Company's subsidiaries) is a development stage biomedical company, based in Dorval, Quebec, which specializes in the research and development of neurological diagnostics and pharmaceuticals for the aging population with emphasis on Alzheimer's disease. NYMOX is in the process of developing products which, subject to approval of regulatory authorities, will be targeted for the global market. NYMOX has completed the research and discovery phase of its Alzheimer's diagnostic AD7C test and anticipates that it will be seeking regulatory approval in 1997 to permit the Company to sell the AD7C test kit to laboratories. Pending regulatory approval, the Company is marketing the AD7C test through a reference laboratory service. (See "Diagnostic Products" below.)

     NYMOX was incorporated in May 1995 for the purpose of acquiring all of the common shares of DMS Pharmaceuticals Inc.('DMS'), a private company which has been carrying on research and development since 1989 on neurological diagnostics and pharmaceuticals for the aging population with emphasis on Alzheimer's disease. This acquisition was completed in September 1995 for a consideration of 15,000,000 common shares of NYMOX. Immediately following the acquisition of DMS, NYMOX acquired for cash a controlling interest in Monterey Capital Inc. ("Monterey"), an unaffiliated public company listed on the Montreal Stock Exchange. Monterey was then merged with a newly organized subsidiary of NYMOX and 468,447 common shares of NYMOX were issued to the minority shareholders of Monterey in the merger. Simultaneously, NYMOX completed a private placement of 1,578,635 common shares at a price of CAN$2.00 per share for net proceeds of CAN$2,947,474 to finance its activities. In September 1995, all of the stock of Monterey (which was then a wholly-owned subsidiary of NYMOX) was sold to a person unrelated to NYMOX for the same amount as paid by NYMOX in the transaction in which NYMOX acquired a controlling interest in Monterey. The shares of NYMOX were listed on the Montreal Stock Exchange on December 18, 1995. In April 1996, NYMOX completed private placements totaling 877,300 common shares at a per share price of CAN$6.00 for aggregate net proceeds of CAN$5,029,840. The net proceeds of these placements were added to the Company's working capital and are being used in part to accelerate the commercialization of NYMOX's AD7C test in North America and Europe.

     As used herein, the terms "NYMOX" and the "Company" refer to NYMOX Pharmaceutical Corporation and DMS, the predecessor of NYMOX Pharmaceutical Corporation.

     Plan of Operation
     -----------------

     During calendar year 1997, the Company intends to focus on submitting its AD7C Test for FDA approval and to proceed with marketing the test in both North America and Europe. Marketing and sales in Europe will be accomplished through the Company's European licensee, Laboratoires J. Simon. Until FDA approval is obtained, marketing efforts in the United States will be restricted to situations where the Company makes the test available to doctors and serves as a reference laboratory. At such time, if any, that FDA approval is obtained for the AD7C test, the Company will begin marketing and commercial distribution to United States laboratories. (See "Diagnostic Products" and "Governmental Regulation.") To that effect, the Company has hired fourteen sales representatives for the United States market. The sales representatives will be paid on a commission basis with base salaries totalling approximately CAN$80,000 per month in the aggregate.

     The Company does not anticipate any material acquisitions of plant or equipment during the remainder of the Company's current fiscal year. Research and development expenses should remain at approximately CAN$220,000 per month, which number includes approximately CAN$123,000 in salaries of research and development personnel. Salaries for non-R & D personnel are expected to be approximately CAN$100,000 per month, which number includes the minimum commission payments to the Company's United States sales force. The Company anticipates that its total operating expenses will remain relatively stable for the remainder of the current fiscal year at the rate of CAN$380,000 per month. Operating expenses may be increased in fiscal 1997 if the Company raises additional capital.

     The Company is a party to a research and license agreement with Massachusetts General Hospital ("MGH"). Under the agreement, the Company is obligated to make certain regularly scheduled payments to MGH as research grants in exchange for royalties from any sales of resulting products. (See "Patents and Proprietary Information.") 1997 research grants will total US$397,000. The Company also will pay MGH $US94,176 for patent costs incurred by MGH in 1996, which amount the Company and MGH have agreed will be paid no later than May 15, 1997. For 1998 through the year 2002, subject to some early termination rights of the Company, NYMOX is obligated to pay MGH $US172,000 per year, which amount is payable in quarterly installments of US$43,000.

     Effective August 1, 1995, the Company changed its fiscal year from a July 31 year end to a December 31 year end. Company-sponsored research and development expenditures amounted to CAN$2,356,000 for the year ended December 31, 1996; CAN$571,215 for the five month period ended December 31, 1995; and CAN$371,939 and CAN$55,325 for the fiscal years ended July 31, 1995 and 1994, respectively. (See Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

     Although the Company believes that its present cash and short-term investments together with anticipated revenues from operations will be sufficient to meet anticipated costs of operations through fiscal 1997, additional capital will be sought in order to expand marketing efforts, to accelerate product development and to cover upfront costs in connection with seeking and obtaining regulatory approvals. The Company intends to raise such capital through private placements to non-United States investors. The Company anticipates some revenues from sales of its AD7C Test by the Company's European licensee, Laboratoires J. Simon. There can be no assurance, however, that any revenues will be realized from this license arrangement in the Company's current fiscal year or at any time in the future. (See "Marketing.")

     Products in Development
     -----------------------

     The Company's primary purposes are (i) to develop certain products based upon molecular systems incorporating extensive proprietary technologies discovered, researched, and developed by the Company's scientists and their collaborators over the past several years, and (ii) to commercialize such products for use in the diagnosis, prevention, and treatment of Alzheimer's disease. Such commercialization efforts currently are being conducted with respect to the AD7C test through reference laboratory services and licensing arrangements. Following receipt of regulatory approvals, the Company intends to engage in direct sales and marketing. None of the Company's products are commercially available at the present time, although the AD7C test is available in the U.S. and Canada through the Company's reference laboratory service.

     NYMOX research and development is categorized into four areas including characterization of biochemical markers of Alzheimer's disease from brain tissue, cerebrospinal fluid, and blood; development of commercially significant immunoassays based on the aforementioned characterizations; screening and clinical testing of new compounds for the treatment of Alzheimer's disease; and general research utilizing proprietary opportunities in parallel technologies such as the commercial applications of technologies developed in the previous categories (e.g., application of methods initially formulated in Alzheimer's disease diagnostics or therapeutics research applied to other uses and markets, such as other diseases).

     NYMOX holds exclusive patent rights to several biochemical markers from the brain and also has extensive know-how in the development of these and other markers. In addition to AD7C, NYMOX has several other assays at other stages of research.

     NYMOX is currently developing new compounds for the possible treatment of Alzheimer's disease. This research is at the preclinical stage. Based on animal studies to date, the Company plans in the near term to seek regulatory authority to begin human (clinical) studies. (See "Development of Therapeutic Products.")

     Diagnostic Products
     -------------------

     Alzheimer's disease ('AD') is the most important cause of dementia in persons 60 years of age and older. Despite the obvious need for an accurate clinical test, the definitive diagnosis of AD is currently possible only by pathologic examination of postmortem brain tissue.
     Medical literature addressing AD routinely emphasizes the current lack of a reliable antemortem diagnostic method, due to the lack of biochemical markers confirming the disease. At present, antemortem diagnosis is imperfect and is at best a process of exclusion of other diagnoses.

     Following extensive research with potential biochemical markers, NYMOX has developed a test known as AD7C which the Company believes reliably distinguishes Alzheimer's disease from normal individuals. In company-funded trials to date, which have involved over 500 clinical samples, the test has been positive in approximately 80% to 90% of verified Alzheimer patients with a low positive rate in normal controls (i.e., low false positives). These trials have been confirmed by postmortem brain verification and, therefore, NYMOX believes its AD7C test has the accuracy that is necessary for a test to be useful. The trials are, however, not complete and there can be no assurance that the level of success experienced to date will be repeated with the remaining study participants. In addition, there can be no assurances that regulatory authorities will accept NYMOX's test methodology or results in support of product applications. (See "Government Regulation.")

     A screening test offering a low false positive rate in normal patients would be a very useful aid to clinicians investigating patients with subtle or marginal symptoms: mental, emotional, cognitive, or behavioral. If the doctor can rule out Alzheimer's with more assurance, a great deal of patient and family anguish and anxiety will be avoided. A low test score will help the doctor be more certain that Alzheimer's disease is not the cause of the patient's symptoms. The Company is not aware of any other biochemical test with a false positive rate as low as that of the AD7C test.

     Assuming that future trials show a false positive rate consistent with that achieved by the AD7C test to date, the Company believes the test will have substantial appeal to the medical community. A reliable AD diagnostic test would significantly streamline both the diagnostic work-up and follow-up management when used in conjunction with sound clinical judgment by a qualified physician. The AD7C test does not replace the doctor's diagnosis, which is a responsible medical decision based on patient history, physical examination and other relevant medical data. The test should be considered an integral and important component to the diagnosis.

     Regulatory approval is necessary before a test kit can be marketed for commercial distribution to other laboratories and the Company is in the process of applying for such approval. (See "Government Regulation"). It is, however, possible under FDA procedures for the AD7C test to be made available by NYMOX prior to FDA approval on the basis that samples are taken by doctors and sent to NYMOX for processing in its reference laboratories, which are currently in Dorval, Quebec and Rockville, Maryland. The test will be performed by NYMOX technical staff on patient samples sent by doctors and the results will be reported to the doctor submitting the sample.

     Development of Therapeutic Products
     -----------------------------------

     NYMOX currently is developing ten new compounds for the possible treatment of Alzheimer's disease. All of the compounds are at the stage of pre-clinical toxicity testing. Any such compounds determined to be non-toxic will proceed to the clinical testing stage of development as described below. The Company intends to complete toxicity testing on one compound, NX D2858, in the near term and, depending on the results of such testing, seek regulatory approval for clinical testing of NX D2858.

     The only FDA-approved drug treatment for Alzheimer's disease in use today is tacrine (brand-name Cognex). However, tacrine is effective only in managing the symptoms of AD, it does not arrest the underlying disease process. In contrast, NYMOX's research is aimed at compounds that could arrest the progression of Alzheimer's disease and hence are targeted for long-term use. Such compounds are not expected to show dramatic immediate effects, however, because they would not provide improvement per se on their own. Furthermore, adequate demonstration of arrest of progression sufficient to satisfy regulatory authorities may prove to be a difficult and comparatively long-term task. On the other hand, these 'arrest of progression' compounds could be combined with shorter acting treatments, and, because there will be curtailed persistence of injury, the latter drugs could be active longer.

     Once a product receives regulatory approval to begin clinical testing, four distinct development stages are followed:

     i) Product Evaluation. The objective of product evaluation is to conduct preliminary studies of potential screening candidates based on in vitro screening methods to determine the feasibility of such products for further testing, development and marketing.

     ii) Optimization of Product Formulation. The activities in this stage of development involve the Company in consultations with investigators and scientific personnel. Preliminary selection of screening candidates to become product candidates for further development and further evaluation of drug efficacy is based on a panel of research based biochemical measurements. Extensive formulation work and in vitro testing are conducted for each of various selected screening candidates and/or product candidates.

     iii) Clinical Screening and Evaluation. During this phase of development, portions of which may overlap with product evaluation and optimization of product formulation, initial clinical screening on product candidates is undertaken and full scale clinical trials commence.

     iv) Final Product Development. The activities to be undertaken in final product development include making final clinical evaluations, performing large-scale experiments to confirm the reproducibility of clinical responses, fabricating clinical lots for any additional extensive clinical testing that may be required, conducting any further safety studies required by the FDA, performing process development work to allow pilot scale production of the product, completing production demonstration runs for each potential product, filing new drug applications ('NDAs'), product license applications ('PLAs'), investigational device exemptions ('IDEs') (and required supplements or amendments thereto) and undergoing comprehensive regulatory approval programs and processes.

     There can be no assurance that NYMOX will be able to complete successful development and commercialization of any therapeutic products.

     Governmental Regulation
     -----------------------

     The design, development, testing, manufacturing and marketing of pharmaceutical compounds are regulated by governmental regulatory agencies. In the United States, the Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other United States federal statutes and regulations impose requirements on the testing, manufacture and approval of the Company's products marketed in the United States. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including the initiation of product seizures, injunction actions and criminal prosecutions based on products or manufacturing practices that violate statutory requirements. In addition, informal administrative remedies can involve voluntary recall of products, as well as the refusal of the government to enter into supply contracts or to approve NDAs.

     The FDA also has the authority to withdraw approval of drugs in accordance with statutory due process procedures. Similar consumer protection regulation in other countries exists, and approval will need to be acquired in each relevant market. Laboratoires J. Simon is required by the terms of its license agreement with the Company to assist the Company in obtaining the necessary government approvals for the Company's marketing effort in Europe.

     In the United States, the FDA approval procedure is a two-step process. During the initial product development stage, an investigational new drug application (an 'IND') for each product is filed with the FDA. A 30-day waiting period after the filing of each IND is required by the FDA prior to the commencement of initial (Phase I) clinical testing in healthy subjects. If the FDA has not commented on or questioned the IND within such 30-day period, initial clinical studies may begin. If, however, the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In some instances, this process could result in substantial delay and expense. Phase I studies are intended to demonstrate the functional characteristics and safety of a product.

     After Phase I testing, extensive efficacy and safety studies in patients must be conducted. After completion of the required clinical testing, an NDA is filed, and its approval, which is required for marketing in the United States, involves an extensive review process by the FDA. The Company expects that most of its new drug formulations will require NDA filings. There can be no marketing in the United States of any product for which an NDA is required until the NDA has been approved by the FDA. The NDA itself is a complicated and detailed document and must include the results of extensive clinical and other testing, the cost of which is substantial. The FDA is required to review applications within 180 days of their filing. However, in the process of reviewing applications, the FDA frequently requests that additional information be submitted and starts the 180-day regulatory review period anew when the requested additional information is submitted. The effect of such request and subsequent submission can significantly extend the time for the NDA review process. Until an NDA is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA to justify approval. The packaging and labelling of products are also subject to FDA regulation. It is impossible to anticipate the amount of time that is required until the NDA has been approved by the FDA.

     Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities must be obtained in any foreign country prior to the commencement of marketing of the product in that country. The approval procedure varies from country to country and can involve additional testing, and the time required may differ from that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general each country has its own procedures and requirements, many of which are time-consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. After such approvals are obtained, further delays may be encountered before the products become commercially available. If, subsequent to approval, new information becomes available concerning the safety or effectiveness of any approved product, labelling for the affected product may need to be revised, or approval of that product may be withdrawn.

     All facilities and manufacturing techniques used for the manufacturing of products for clinical use or for sale in the United States must be operated in conformity with good manufacturing practice ('GMP') regulations, the FDA regulations governing the production of pharmaceutical products.

     In vitro diagnostic products, medical nutrition devices and certain delivery systems are regulated or potentially regulated under the Federal Food, Drug and Cosmetic Act as medical devices. As medical devices, these products would be subject to premarketing and postmarketing requirements applicable to such devices, including those governing:

     i)   clinical testing;

     ii)  prior FDA approval in the form of

          (a) an FDA determination through the 510(k) process of substantial equivalence to a marketed device or

          (b)  an approved premarket approval application ('PMA');

     iii) postmarketing record and reporting obligations; and

     iv)  GMP obligations.

     The failure to adhere to these requirements can result in a refusal of permission to market, a withdrawal of permission to market and the imposition of sanctions, including seizure, recall, notification, injunction, and civil and criminal penalties. Additionally, as a condition to marketing or continued marketing, the FDA may impose certain postmarket surveillance and/or tracing requirements that may significantly increase the regulatory costs associated with a product. The PMA approval requirements are generally analogous to the NDA approval requirements. The 510(k) process, while generally less burdensome than the PMA requirements, requires affirmative FDA approval and may be dependent upon the generation of safety and effectiveness data, as well as manufacturing and quality assurance data and information. The Company believes it has assembled all the necessary information regarding the AD7C test in order to apply for PMA approval, and expects to file that application with the FDA within the next three to six months. The PMA requires documentation of four categories of information required by the approval application, specifically indications for use, a description of device characteristics and manufacturing methods, facilities and controls, a discussion of alternative practices and procedures already available to the market, and summaries of safety reports and both clinical and non-clinical studies. There can be no assurance that the AD7C test or any other medical device that may be developed by the Company in the future will obtain the necessary approvals or that any approval will be obtained within a specified time framework.

     Under the Federal Food, Drug and Cosmetic Act, it is possible for a given product to be regulated both as a drug and a medical device subject to the corresponding requirements applicable to the respective categories.

     The diagnostic and pharmaceutical products and services of the Company will, to a significant degree, address conditions often experienced by the elderly. Thus, in the United States, the Medicare program, which funds health insurance for the aged and disabled, is likely to be a source of reimbursement for these products and services. Further, because a significant percentage of the elderly are financially needy, the Medicaid program may also provide a source of reimbursement for the Company's products and services.

     In general, any restriction on reimbursement, coverage or eligibility under either program could adversely affect reimbursement to the Company for products and services provided to beneficiaries of the Medicare and/or Medicaid programs. In response to rising health care costs, several legislative proposals have been put forward in recent years that would have substantially reduced overall federal Medicare and Medicaid funding. Such proposals have included, for example, provisions to reduce payment amounts for clinical diagnostic laboratory tests under the Medicare program. Additionally, various proposals would grant states substantially increased flexibility in managing their Medicaid programs, subject to a cap on federal spending. In response to such legislation, states may reduce payments under their Medicaid programs by imposing additional limits on coverage, eligibility and/or payments. Any legislative action to reduce federal spending under either program could adversely affect the amount of the Company's reimbursement under the programs and/or the Company's ability to participate in the program as a provider or supplier of services or products.

     Moreover, the Company may be required to provide certain of its products or services through reference laboratories. Such laboratories are regulated under the Clinical

     Laboratories Improvement Act of 1988 ("CLIA"). CLIA imposes requirements for certification, licensure and maintenance of medical records regarding the accuracy of the tests performed. Medicare and Medicaid reimbursement may be conditioned upon compliance with the requirement of CLIA. Additionally, the laboratories may be required to meet applicable state law requirements for diagnostic facilities. Any changes in CLIA or state law requirements in this regard could have an impact on the Company's ability to obtain reimbursement from the Medicare and Medicaid programs.

     The Company's ability to obtain payment under the Medicare and Medicaid programs may also be affected by regulatory action at the federal or state level. For example, new products and services developed by the Company will be subject to coverage determinations under both programs. Medicare prohibits payment for any expenses incurred for items or services that are not reasonable and necessary for the diagnosis or treatment of illness or injury or to improve the functioning of a malformed body member. Historically, HCFA interpreted this section of the Act to exclude from Medicare coverage those medical and health care services that are not demonstrated to be safe and effective by acceptable clinical evidence. In 1989, HCFA proposed a change to its criteria for coverage of new technologies. The three-part test for coverage would require that the product or service be medically effective, appropriately furnished, and cost effective as compared to an equivalent service already covered by the program. The final rule is expected in the near future. It is unknown what criteria the final rule will adopt or whether the Company's products and services will meet the new requirements.

     Patents and Proprietary Information
     -----------------------------------

     NYMOX pursues a policy of seeking patent protection for valuable patentable subject matter of its proprietary technology, and requires all employees, consultants and other persons who may have access to its proprietary technology to sign confidentiality agreements. NYMOX believes that patent and trade secret protection is important in its business, and that its success will depend, in part, on its ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others. The Company has certain patents issued and a number of applications pending in the areas of therapeutics and diagnostics in the United States. The Company possesses rights to a diagnostic patent for the AD7C test, which patent expires in the year 2013. The Company possesses several patents for screening technologies used for finding therapeutic drugs for Alzheimer's disease. These screening technologies consist of biological systems and defined conditions used to determine if a drug possesses a useful action that can predict its potential for use in humans or animals. For example, the Company has patented screening methods that show whether a potential drug can inhibit or reverse some of the pathological changes of Alzheimer's disease. As a second example, the Company has patented screening methods that show whether a potential drug can modify in a useful way the amounts of chemical markers of Alzheimer's disease in a subject. While no proven therapeutic drugs for AD have yet been found using these screening technologies, they are a useful component to the Company's therapeutic product development. (See "Development of Therapeutic Products.") The Company also possesses patents for unique proteins which are related to Alzheimer's disease and which may, after further research and clinical trials, prove useful in either diagnostic or therapeutic applications. The Company has filed patent applications for other technologies in the fields of diagnosis and therapeutics similar to those described above. Similar patent applications have also been filed in most European countries, Canada, Japan and selected countries worldwide depending on the patent application in question.

     NYMOX currently has eight issued patents and patent applications in the United States claiming brain markers and screening and diagnostic technologies. NYMOX also has an exclusive license to patents from the Massachusetts General Hospital covering rights to the AD7C diagnostic and related therapeutic products. Under this license, the Massachusetts General Hospital ("MGH") benefits from research funding and collaboration from NYMOX and is entitled to royalties of 4% from worldwide sales of the AD7C test. NYMOX also has patent applications pending covering therapeutics and diagnostics in Alzheimer's disease and related conditions. NYMOX also has other patents in a number of countries and has applications on file in numerous other countries.

     The commercial success of products incorporating the technologies may depend, in part, upon NYMOX's ability to obtain strong patent protection. Although NYMOX patents, pending patent applications, and patents obtained in the future covering the NYMOX technologies may be of importance to future operations, there can be no assurance that any additional patents will be issued or that any patents, now or hereafter issued, will be of commercial benefit.

     Numerous other companies are believed to be working in the fields of diagnostics and therapeutics for Alzheimer's disease and related conditions. These companies have obtained patents covering various technologies. The Company believes that the patents issued to date will not preclude the Company from developing and marketing its technologies; however, it is impossible to predict at this time the extent to which licenses from third parties will be necessary. If licenses were to be needed from third parties there can be no assurance that such license could be obtained or could be obtained on commercially reasonable terms.

     There has been, and the Company believes that there may be in the future, significant litigation in the industry regarding patent and other intellectual property rights and that, if the Company becomes involved in such litigation, it could consume substantial resources. Significant legal issues remain as to the extent to which patent protection may be afforded in the field of biotechnology in the United States, Canada and other countries, and the scope of any such protection has not yet been broadly tested. The Company, therefore, also relies upon trade secrets, know-how, and continuing technological advancement to develop and maintain its competitive position. Disclosure and use of the Company's know-how is generally controlled under agreements with the parties involved. In addition, the Company has confidentiality agreements with its key employees, consultants, officers and directors. There can be no assurance, however, that all confidentiality agreements will be honored, that others will not independently develop equivalent technology, that disputes will not arise as to the ownership of intellectual property, or that disclosure of the Company's trade secrets will not occur. Furthermore, there can be no assurance that others have not obtained or will not obtain patent protection that will exclude the Company from using its trade secrets and confidential information. To the extent that consultants or research collaborators use intellectual property owned by others in their work with the Company, disputes may also arise as to the rights to related or resulting know-how or inventions.

     Competition
     -----------


     The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. The Company's competitors include major pharmaceutical, diagnostic, chemical and biotechnology companies, many of which have financial, technical and marketing resources significantly greater than those of the Company. In addition, many biotechnology companies have formed collaborations with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with those of the Company. Academic institutions, government agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures. The Company is aware of certain products manufactured or under development by competitors that are used for the prevention, treatment or detection of AD. The existence of these products, or other products or treatments of which the Company is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by the Company.

     For certain of the Company's potential products, an important factor in competition may be the timing of market introduction of the Company's or competitors' products. The Company's competition will be determined in part by the potential indications for which the Company's products are developed and ultimately approved by regulatory authorities. The development by competitors of new treatment methods for those indications for which the Company is developing products could render the Company's products non-competitive or obsolete. The Company expects that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price and intellectual property protection.

     In the field of AD diagnostics, the competition consists of other proposed biochemical markers being tested and hypothesized to be of use in either diagnosing or ruling out the diagnosis of Alzheimer's. This distinction is highly relevant because the Company believes data which refer only to AD cases is misleading. In reality, the diagnosis is unknown prior to testing (hence the need for testing in the first place), and therefore data on accuracy must reflect positives and negatives. In other words, a test which diagnoses a certain percentage of only the positives, and is uncertain or non-contributory on the negatives will in fact have accuracy inversely proportional to the number of normals. Therefore, in the usual clinical setting where the vast majority of lab tests are normal (i.e., negative), the accuracy of any test which only diagnoses a proportion of the positives will turn out to be very small and therefore not useful.

     Marketing
     ---------

     NYMOX's commercial activities with respect to any product are subject to regulatory approval in each national market. (See "Government Regulation.") The Company has not yet begun to commercially market or distribute any products although it is in the process of implementing a reference laboratory service with respect to the AD7C test. (See "Diagnostic Products.") Assuming regulatory approval, the Company will employ a variety of marketing approaches depending on the product and the market.

     With respect to the AD7C test, the Company intends to retain primary responsibility for all commercial activities conducted in North America. The Company currently has established a AD7C Clinical Reference Laboratory service at facilities in Rockville, Maryland (U.S.) and Dorval, Quebec (Canada). Both laboratories are fully operational and the U.S. laboratory has been CLIA certified, which is a level of certification necessary in the United States medical market. The Company intends to establish additional laboratory facilities in other countries, although at present the company is focussing its efforts on finding suitable overseas licensees who have both the economic and scientific resources to effect a more rapid penetration of the AD7C test in their home markets. The Company has signed a non-exclusive license agreement with Laboratoires J. Simon of Belgium to perform and market the AD7C test in Europe. Laboratoires J. Simon is a leading supplier of laboratory services in Europe, and is part of the SGS Group (Societe Generale de Surveillance), the world's largest control and inspection organization, based in Geneva, Switzerland. Additional license relationships may be arranged in the future, although there can be no assurance that the Company will be able to enter into agreements with other licensees on terms acceptable to the Company or that any license revenues will be derived from either Laboratoires J. Simon or any other licensee.

     NYMOX plans to market and sell certain of its therapeutic products, if successfully developed and approved, directly or through co-promotion arrangements or other licensing arrangements with third parties. In cases where NYMOX has sole or shared marketing rights, it plans to build a small, focused sales force if and when such products approach marketing approval in some markets, including Europe. Implementation of this strategy will depend on many factors, including the market potential of any products the Company develops as well as on the Company's financial resources. To the extent the Company will enter into co-promotion or other licensing arrangements, any revenues received by the Company will be dependent on the efforts of third parties.

ITEM 2.   DESCRIPTION OF PROPERTY
          -----------------------

     a) NYMOX laboratories in Dorval, Quebec, Canada comprise 15,000 square feet of leased space. The lease agreement expires in August 1997.
          The Company owns a full complement of equipment used in all aspects of its R&D and its reference laboratories. The current US facility in Rockville, Maryland comprises 2,000 square feet of leased space. The Company presently is negotiating a new lease for its US facility. The proposed lease property also is located in Rockville, Maryland and comprises 5.504 square feet of space, at a per square foot rental rate comparable to that of the current leased premises. As proposed, the lease would have an initial term of three years. If these lease negotiations are terminated, or if any of the current leases are not renewed, the Company believes that equivalent space may be leased on commercially reasonable terms.

     b)   Not applicable.


ITEM 3.   LEGAL PROCEEDINGS
          -----------------

     There are no material legal proceedings involving NYMOX or any of its assets.


ITEM 4.   CONTROL OF REGISTRANT
          ---------------------

  a), b) The following table sets forth information as of March 11, 1997 regarding ownership of the common shares by Dr. Paul Averback (see
          Item 10), who is the only person known to the Company to own more than 10% of the common shares, and by all directors and officers as a group.

                 NAME                    NO. SHARES  PERCENT OF CLASS
                 ----                    ----------  ----------------

Dr. Paul Averback                        12,643,895              70.5

All directors and officers as a group    12,707,470              70.9


     In addition, as of such date Dr. Averback's wife owned 1,190,297 common shares (6.6%) and 9022-1433 Canada Inc., a company owned by Dr. Averback and his wife, owns 500,000 common shares (2.8%).

     Pursuant to an escrow agreement (the "Escrow Agreement") dated December 18, 1995 an aggregate of 11,522,331 common shares of the Company owned by Dr. Paul Averback and his wife were placed in escrow by the Montreal Trust Company of Canada, of which 7,681,554 shares (the "Escrowed Shares") presently remain in escrow. The Escrowed Shares generally may not be sold, assigned, hypothecated, pledged, charged, alienated, released from escrow, transferred within escrow or otherwise in any manner dealt with without the express consent, order, direction in writing of the Montreal Exchange. The escrow arrangement provides for automatic release upon the following terms:


Release Date                 Number of Shares
------------                 ----------------

December 18, 1996                   3,840,777
  (Released As Scheduled)

December 18, 1997                   3,840,777


December 18, 1998                   3,840,777



     To the knowledge of the Company, no other shareholder beneficially owns more than 10% of the shares of the Company.

     c)   Not applicable.

ITEM 5.   NATURE OF TRADING MARKET
          ------------------------

     The Common Shares of NYMOX have been listed and posted for trading on the Montreal Exchange since December 18, 1995. The following table sets out the high and low reported trading prices of the common shares during the periods indicated.



                            High (CDN$)  Low (CDN$)  Volume (Shares)
                            -----------  ----------  ---------------
1995    December
        (from December 18)      $ 4.25      $ 2.30          662,261
1996    1st quarter               9.50        2.80        2,179,929
        2nd quarter              19.40        8.00        1,758,384
        3rd quarter              20.00       14.75        1,164,185
        4th quarter              17.75       10.00          543,799
1997    1st quarter              14.90       10.95          346,509

     According to information furnished to the Company by the transfer agent for the common shares, as of February 17, 1997, there were approximately 61 holders of record of the common shares with addresses in the United States and such holders owned an aggregate of 225,336 shares.


ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
          ------------------------------------------------------------------

     a) Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

     b) There are no limitations on the rights of non-Canadians to exercise voting rights on their shares of NYMOX.

ITEM 7.   TAXATION
          --------

     Canadian Federal Income Taxation
     --------------------------------

     The following discussion is a fair summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Stock pursuant to this prospectus who, for purposes of the Income Tax Act (Canada) (the 'Canadian Act'), deal at arm's length with the Company, hold shares of Common Stock as capital property, are not residents of Canada at any time when holding Common Stock and do not use or hold and are not deemed to use or hold Common Stock in or in the course of carrying on business in Canada and, in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold Common Stock that is effectively connected with an insurance business carried on in Canada.

     This summary is based on the current provision of the Canadian Act, the regulations thereunder, the Canada-United States Income Tax Convention
     (1980) (the 'Treaty'), and the third protocol signed August 31, 1994 (the 'Protocol'), as amended. This summary takes into account specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the Minister of Finance prior to the date hereof and on counsel's understanding of the current published administrative and assessing practices of Revenue Canada, Taxation. This summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada.

     A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Stock unless the Common Stock is 'taxable Canadian property' to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. The Common Stock will not be taxable Canadian property to a shareholder provided that the Company is a 'public corporation' within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm's length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years preceding the date of disposition. The Company has qualified and elected to be a 'public corporation' within the meaning of the Canadian Act. In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common Stock provided that the value of the shares of the Company is not derived principally from real property (including resource property) situated in Canada.

     Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty and further reduced to 10% if the beneficial owner of the shares is a corporation owning at least 10% of the voting shares of the Company. Pursuant to the Protocol, the rate of withholding tax will generally be reduced to 5% by the year 1997, if the beneficial owner of the shares is a corporation owning at least 10% of the voting shares of the Company.

     United States Federal Income Taxation
     -------------------------------------

     The following discussion of U.S. tax laws summarizes U.S. federal income tax laws only and does not address state or local taxes. For U.S. federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ('U.S. Taxpayer') will recognize gain or loss on the sale of the Company's Common Stock equal to the difference between the proceeds from such sale and the adjusted cost basis in the Common Stock. The gain or loss will be a capital gain or capital loss if the Company's Common Stock is a capital asset in the hands of the U.S. Taxpayer.

     For federal income tax purposes, a U.S. Taxpayer will be required to include in his gross income, dividends received on the Company's Common Stock. A U.S. Taxpayer who pays Canadian tax on a dividend on the Common Stock will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against his federal income tax liability. A domestic corporation that owns at least 10% of the voting stock of the Company should consult its tax advisor as to applicability of the dividends received deduction or deemed paid foreign tax credit with respect to dividends paid on the Company's Common Stock.

     For any taxable year of the Company, if at least 75% of the Company's gross income is 'passive income' (as defined in the Internal Revenue Code of 1986, as amended (the 'Code')), or if at least 50% of the Company's assets, by average fair market value, are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company, as defined in Section 1296 of the Code ('PFIC'). While the Company does not believe that it is likely to be a PFIC in its current or future taxable years, there can be no assurance that the Company will not be a PFIC for such years because this depends, among other things, on the amount and type of gross income that the Company will earn in the future and the characterization of certain assets such as goodwill.

     If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common Stock, the U.S. Taxpayer will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Taxpayer's Common Stock. For example, gifts, exchanges pursuant to corporate reorganizations and use of the Common Stock as security for a loan may be treated as a taxable disposition, and a stepped-up basis upon the death of such a U.S. Taxpayer may not be available. Furthermore, in the absence of an election by such U.S. Taxpayer to treat the Company as a 'qualified electing fund' (the 'QEF election'), as discussed below, the U.S. Taxpayer would be required to report any gain on disposition of any Common Stock as ordinary income rather than capital gain and to compute the tax liability on such gain and on certain distributions as if the items had been earned pro rata over the U.S. Taxpayer's holding period (or a certain portion thereof) for the Common Stock and would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Taxpayer in which the items were treated as having been earned. Such U.S. Taxpayer would also be liable for interest (which may be non-deductible by certain U.S. Taxpayers) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

     If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common Stock, the adverse taxation of disposition gains and certain distributions may be avoided by any U.S. Taxpayer who makes a QEF election on or before the due date (including extensions) for filing such U.S. Taxpayer's tax return for the first taxable year in which the Company is a PFIC and in which the U.S. Taxpayer owns any capital stock. Such a U.S. Taxpayer would be taxed on dividends and capital gains as if the Company had never been a PFIC, with certain adjustments to avoid double taxation of any amounts taxed as described in the following sentence. Although such a U.S. Taxpayer is taxed on its pro-rata share of the Company's earnings and profits for the Company's taxable year in which the Company was (or was treated as) a PFIC and which ends with or within such U.S. Taxpayer's taxable year, regardless of whether such amounts are actually distributed by the Company, the Company believes that it is not likely to have any earnings and profits for any taxable year in the near future in which it might be a PFIC. Therefore, although there can be no assurance concerning such future earnings and profits, the Company believes that any U.S. Taxpayer who has made a timely QEF Election would not have any income in such a year by reason of the QEF election. Should such an election be made (and if the Company is a PFIC, U.S. Taxpayers are strongly urged to consider this special election), there are a number of specific rules and requirements applicable thereto, and such an electing U.S. Taxpayer is strongly urged to consult his own tax advisor in that regard.

     The foregoing discussion is limited to Canadian federal taxation and United States federal taxation and does not deal with provincial, or state or local taxes. It is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their common stock.


ITEM 8.   SELECTED FINANCIAL DATA
          -----------------------

     The following table sets forth selected financial data for the Company (which data are comprised of the data of DMS prior to its September 1995 acquisition by the Company), for the periods indicated, derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles that have been audited by KPMG, Montreal, Canada in the case of the year ended December 31, 1996, by Deloitte & Touche, Montreal, Canada, in the case of the periods ended July 31, 1995 and December 31, 1995, and by Bergeron & SenJcal, Brossard, Canada, in the case of the periods ended July 31, 1993 and 1994. The selected financial data for the periods ended July 31, 1991 and 1992 is unaudited. The data set forth below should be read in conjunction with the Company's financial statements and notes thereto and 'Management's Discussion and Analysis of Financial Conditions and Results of Operations' included elsewhere herein.

                       NYMOX PHARMACEUTICAL CORPORATION
                            Selected Financial Data
                        (expressed in Canadian dollars)

                                                           FOR THE YEARS ENDED JULY 31,
                                                   -----------------------------------------------
                                                                                                           DECEMBER 31,
                                                                                         DECEMBER 31,      ------------
                                             1991     1992     1993     1994     1995        1995              1996
                                          -------  -------  -------  -------  -------        ----           ---------
                                                                                          (5 months)       (12 months)
Canadian GAAP
----------------------------------------
Current Assets                              - 0 -    - 0 -    - 0 -    - 0 -   11,963          2,268,097      2,896,234
Capital Assets                             12,576   12,576   12,576   12,576  338,953            366,155      1,317,973
Total Assets                              239,403  239,403  251,352  239,403  350,916          2,634,252      4,214,207
Liabilities                               161,263  167,532    9,000   45,376  121,589            151,297        384,226
Shareholders' Equity                       72,140   71,871  242,352  194,027  229,327          2,482,955      3,829,981
Revenues                                    - 0 -    - 0 -    - 0 -    - 0 -    - 0 -              - 0 -        226,940
Research & Development     Expenditures     8,484   36,769   32,519   55,325  371,939            571,215      2,116,000
 (note 1)
Net Loss                                    8,484   37,769   34,519   58,325  377,570            693,846      3,699,064
Loss Per Share (note 2)                     - 0 -    - 0 -    - 0 -    - 0 -     0.03               0.04           0.21
US GAAP  (note 3)
----------------------------------------
Net Loss                                   21,827   51,112   47,862   71,668  393,841          1,639,194      4,330,230
Loss per share (note 2)                     - 0 -    - 0 -    - 0 -    - 0 -     0.03               0.11           0.25
Shareholders' equity                       45,454   31,842  188,980  127,312  146,341          2,391,515      3,107,375

Notes:

     1)   Amounts shown are net of investment tax credits.

     2) For periods prior to the reverse acquisition of NYMOX by DMS, the number of shares outstanding is assumed to be 15,000,000 representing the number of shares issued by NYMOX to DMS in September 1995. The Company has never paid dividends on its common stock.

     3) Reference is made to Note 8 of the Company's audited financial statements as at and for the year ended December 31, 1996 and to Notes 10 and 11 of the Company's audited financial statements as of and for the five month period ended December 31, 1995 for a reconciliation of differences between Canadian and US GAAP.

The following table sets forth certain information regarding exchange rates for the periods set forth below.


                                               AT OR FOR THE PERIOD ENDED
                                                       JULY 31,                                DECEMBER 31,  DECEMBER 31,
                                                      (12 MONTHS)                              (5 MONTHS)    (12 MONTHS)
                                   -------------------------------------------------           ----------    -----------

CAN$ TO US $1                         1992          1993          1994          1995               1995          1996
                                   -------       -------       -------       -------            -------
Period end                         $1.1917       $1.2817       $1.3825       $1.3609            $1.3695        1.3618$
Average During Period              $1.1659       $1.2563       $1.3465       $1.3775            $1.3548        1.3636$
High                               $1.2062       $1.2945       $1.3990       $1.4267            $1.3820        1.3747$
Low                                $1.1189       $1.1813       $1.2839       $1.3395            $1.3271        1.3383$

ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
          ---------------------------------------------------------------
          RESULTS OF OPERATIONS
          ---------------------

     General
     -------

     The Company was formed for the purpose of acquiring all of the common shares of DMS Pharmaceutical Inc. (DMS), a private company carrying on research and development in the field of neurological diagnostics and pharmaceuticals for the aging population. This acquisition was completed during September 1995 for a consideration of 15,000,000 common shares of the Company, resulting in the shareholders of DMS owning substantially all the shares of the Company. This transaction was accounted for under the purchase method of accounting with DMS as the acquiror.

     Immediately following the acquisition, the Company acquired a controlling interest in Monterey Capital Inc. ("Monterey"), an unaffiliated public company engaged in the real estate business, for cash of CAN$383,000. The purpose of the transaction was to cause NYMOX to take over Monterey's public company status. The purchase price was determined through arm's-length negotiations between the parties. Monterey was then merged with a wholly-owned subsidiary of the Company with the result that the non-controlling shareholders of Monterey received 468,447 common shares of the Company. The transaction was accounted for as a share issuance of the Company for nominal consideration of CAN$1. It was not considered to be part of the acquisition and sale of Monterey, as that transaction was an intermediary step in meeting the objective of rendering the Company a public company. Concurrently, the shares of the surviving company carrying on the business of Monterey were sold to one of the former Monterey shareholders for cash of CAN$383,000. The sale of the surviving company did not give rise to a gain or loss, since the sale price was equal to its carrying value.

     Results of Operations
     ---------------------

     The Company is a development stage company, which has not, during the periods presented in the Summary Financial Information above, realized any revenues from operations. Revenues during the year ended December 31, 1996 have been derived from interest earned on the cash and short-term investments received from the private placements referred to above. The Company's overall loss for the year ended December 31, 1996 amounted to CAN$3,699,064, or $0.21/share, compared to CAN$693,846, or $0.04/share for the five-month period ended December 31, 1995.

     The Company intends to seek regulatory approval in 1997 to permit it to commercially market the AD7C test.

     Costs and Expenses
     ------------------

     For Periods Prior to December 31, 1995:

     Research and development expenditures averaged less than CAN$50,000/year from the inception of the Company's operations to the end of the 1994 fiscal year. For the year ended July 31, 1995 research and development expenditures amounted to CAN$371,939, a 572% increase from fiscal 1993.
     The increase was largely attributable to investments in personnel and supplies made by the Company in a laboratory located in Tennessee and operated by the Company from March 1995 to July 1995. This laboratory was closed in August 1995 and the personnel and supplies transferred to the Company's Montreal facility. The Company continued to expand its research and development program in the five-month period ended December 31, 1995 (the Company's new fiscal year-end). Research and development expenditures amounted to CAN$571,215 in this period compared to CAN$371,939 for the year ended July 31, 1995. The increased expenses are entirely attributable to the payment of the first of three installments due to MGH for research funding. The first payment amounted to CAN$ 234,675.

     General and administrative expenses were minimal from inception of the Company to July 31, 1995, averaging less than CAN$5,000/year. In the short fiscal period ended December 31, 1995, general and administrative expenses amounted to CAN$134,631. The increase from prior levels was due principally to the Company's move to new premises during this period, which included costs related to rent (CAN$55,000), moving expenses (CAN$20,000) and sundry office expenses (CAN$41,000). The Company also hired its Chief Financial Officer during this period which accounted for approximately CAN$14,000 of the increase in the period ended December 1, 1995.

     Before the Company became a public corporation, investments in capital resources were mostly limited to costs to secure patents. Since NYMOX became public in December 1995, the Company has made a significant investment in staffing and equipment. Additional costs are being financed through proceeds of private placements completed in December 1995 (net proceeds of CAN$2,947,474) and April 1996 (net proceeds of CAN$5,029,840).

     For Year Ended December 31, 1996:

     Research and development expenditures represent the Company's most significant expenditure and amounted to CAN$2,356,000 for the year ended December 31, 1996, compared with CAN$571,215 for the five-month period ended December 31, 1995 and CAN$371,939 for the year ended July 31, 1995. The increased expenses are largely attributable to the hiring of additional personnel in Canada (CAN$709,000) and the opening of the Rockville, Maryland laboratory during the year (CAN$448,000), as well as increased expenditures related to laboratory expenses (CAN$588,000). The Company also paid its second installment under its research agreement with MGH, in the amount of CAN$274,675, which was CAN$40,000 higher than the 1995 payment. Gross research and development expenditures were partially offset by research tax credits available to the Company in Quebec. Total current operating expenses are approximately CAN$380,000 per month. Of that amount, the Company is currently spending approximately CAN$220,000 per month on research and development. This number is expected to remain steady in 1997, although if the Company raises additional capital it will devote a portion of that capital to further expansion of research and development efforts. In such event, research and development expenditures will increase.

     General and administrative expenses amounted to CAN$1,751,073 for the year ended December 31, 1996 compared with CAN$130,688 in the five-month period ended December 31, 1995. The increase is attributable to the hiring of additional non-research personnel, which amounted to approximately CAN$125,000 and to costs incurred in the Company's Rockville, Maryland laboratory which amounted to approximately CAN$70,000. This facility operates as a wholly-owned subsidiary of the Company. The increase in expenses is also attributable in part to costs related to shareholder relations and other expenses associated with being a public corporation that were not incurred in fiscal 1995 (CAN$257,000) and publicity-related costs (CAN$746,000) in connection with the pre-marketing of AD7C. The remaining increase relates to sundry office expenses.

     Liquidity and Capital Resources
     -------------------------------

     The Company has made some significant capital asset investments in fiscal 1996. The Company invested over CAN$1,000,000 in additional capital assets in the year ended December 31, 1996, consisting of investments in laboratory equipment (CAN$704,000), computer software and hardware (CAN$44,000), and furniture and fixtures (CAN$19,000). The balance of capital expenditures consisted of patent costs. Of the total capital expenditures, approximately CAN$142,000 related to investments at the U.S. laboratory in Maryland. As a result, the corresponding depreciation of such assets rose approximately CAN$79,000 compared to the five month period ended December 31, 1995. The Company presently does not intend to make additional significant capital asset investments in fiscal 1997 unless the Company raises additional capital.

     At December 31, 1996, the Company's cash and cash equivalents were CAN$2,506,927. The net proceeds from the two private placements should, in management's estimation, be sufficient to meet the Company's financial needs to at least the end of 1997, although the Company plans to seek additional private placement capital in order to accelerate product development and marketing and to meet certain costs in connection with seeking and obtaining regulatory approvals. NYMOX has no financial obligations of significance as at March 11, 1997 other than long-term lease commitments for its premises in Canada and the United States of CAN$26,889 per month and ongoing research funding payments due to MGH. 1997 research grants will total US$397,000. The Company also will pay MGH $US94,176 for patent costs incurred by MGH in 1996, which amount the Company and MGH have agreed will be paid no later than May 15, 1997. For 1998 through the year 2002, subject to some early termination rights of the Company, NYMOX is obligated to pay MGH $US172,000 per year, which amount is payable in quarterly installments of US$43,000.

     The Company does not believe that inflation has had a significant impact on its results of operations.


ITEM 10.  DIRECTORS AND OFFICERS
          ----------------------

     a)   The directors and executive officers of NYMOX are:

          Dr. Paul Averback, M.D., D.A.B.P., President and Director (since September 1995) of the Company, is the founder of the Company and the inventor of much of its initial technology. Prior to founding the Company, Dr. Averback served as President of the Company's predecessor, DMS. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England

          (1977-1980), during which time he initiated his research on Alzheimer's disease. He has practiced medicine in numerous Canadian institutions and from 1991 to 1995 was also Medical Director of the Urgence Lachine medical center. Dr. Averback has published extensively in the scientific and medical literature.

          Dr. Hossein A. Ghanbari, Ph. D., Vice President and Director (since September 1995) of the Company, holds a Ph. D. in biochemistry from Pennsylvania State University. From 1982 to 1992, he was employed with Abbott Laboratories, where he was responsible for the first marketed diagnostic test for Alzheimer's disease (on brain tissue). From 1992 to 1994, he was Senior Vice-President, Research and Planning, of Molecular Geriatrics Corporation, a biopharmaceutical company specialized in diseases associated with aging. Dr. Ghanbari is the author of numerous specialized publications and is a member of many international professional associations.

          Mr. Roy M. Wolvin, Secretary-Treasurer and Director (since September
          1995) of the Company. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

          Mr. John L. Melikoff, Director (since September 1995) of the Company, is portfolio manager for Interinvest Consulting Corporation, an international private company specialized in fund management. He was, from 1990 to 1991, a registered representative with McNeil Mantha and from 1984 to 1989, with Prudential Bache Securities.

          Dr. Colin B. Bier, Ph.D., Director (since December 1995) of the Company, is a leading authority on toxicology and pharmaceutical and biotechnological regulatory affairs and has extensive management experience in the biomedical sector. Dr. Bier was formerly Vice-President and Director of Toxicology at Bio-Research Laboratories, President and Chief Executive Officer of ITR Laboratories and has consulted, managed and been affiliated with numerous biochemical enterprises.

          Dr. J. Kenneth Harrington, Ph.D., Vice President and Director (since January 1996) and Vice President, Global Business Development (since June 1996) of the Company, has over 30 years of experience with 3M's Life Sciences businesses, including the positions of Vice-President of Riker Pharmaceuticals and Group Director of 3M's European pharmaceutical divisions. Dr. Harrington is a named inventor on 42 US patents, and has been involved in over 100 successful FDA filings.

          Dr. Iraj Beheshti, Ph.D., M.B.A., Vice President and Director of Clinical Reference Laboratories. Dr. Beheshti was Co-Founder and Director of Research and Development (1985-1988) and President and CEO of London Diagnostics (1988-1993). Prior to that he was Senior Scientist with Abbott Laboratories. Before joining NYMOX, Dr. Beheshti was Director of Operations of Acute Care and Outpatient Laboratories at the University of Minnesota Medical School. Dr. Beheshti is an authority in the medical diagnostics field and in affairs dealing with the U.S. Food and Drug Administration. He has been involved in the successful development and commercialization of numerous products, including 14 FDA approved diagnostic kits.

          Directors are elected at each annual meeting for a term of office until the next annual meeting. Executive officers are appointed by the Board of Directors and serve at the pleasure of the Board. Other than Dr. Averback, no other officer or director previously was affiliated with DMS.

     b) There are no family relationships between any director or executive officer and any other director or executive officer.

ITEM 11.  COMPENSATION OF OFFICERS AND DIRECTORS
          --------------------------------------

     a) The table below provides compensation information for the fiscal year ended December 31, 1996 for each executive officer of the Company and for the directors and executive officers as a group.


                          SUMMARY COMPENSATION TABLE
                             (IN CANADIAN DOLLARS)

                                            FISCAL YEAR ENDED          FISCAL YEAR ENDED
                                                12/31/95                     12/31/96
                                          ----------------------  ---------------------------
    NAME AND                                         OTHER CASH                   OTHER CASH
                                            SALARY  COMPENSATION  SALARY         COMPENSATION
PRINCIPAL POSITION                        --------  ------------  ------         ------------
------------------
Dr. Paul Averback,                        $ 50,000            --  $100,000/(1)/            --
President and Director
Dr. Hossein A. Ghanbari,                  $ 90,000            --  $110,000/(2)/            --
Vice President and Director
Mr. Roy Wolvin,                           $ 14,700            --  $      70,200            --
Secretary-Treasury and Director
Dr. Iraj Beheshti,                              --            --  $     122,000            --
Vice President, Director of Clinical
 Reference Laboratories
All directors and executive officers as   $154,700            --  $     402,200            --
 a group

------------

(1)  Dr. Averback's current annual salary is $150,000.
(2)  Dr. Ghanbari's current annual salary is $144,000.


          No stock options were granted by NYMOX in 1995. See 'Options to Purchase Securities' in Item 12 for stock options granted thereafter.

          The Company does not currently have written employment contracts with the above-named executive officers.

          Directors of the Company are not paid any fee for board meeting attendance but are reimbursed for expenses incurred in connection with their office.

     b) The Company does not have any pension plans or other type of plans providing retirement or similar benefits for directors or executive officers.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
          --------------------------------------------------------------

     There are no rights, warrants or options presently outstanding pursuant to which additional common shares could be issued, with the exception of options enabling certain directors, employees and consultants of NYMOX to acquire common shares under the Company's stock option plan.

     The Company has created a stock option plan (the 'Plan') for its key employees, its officers and directors and certain consultants. The Plan is administered by the Board of Directors of the Company (the 'Board'). The Board may from time to time designate individuals to whom options to purchase common shares of the Company be granted and the number of shares to be optioned to each. The total number of common shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares and the maximum number of common shares which may be optioned under the Plan cannot exceed 2,000,000 shares without shareholder approval.

     The option price per share for common shares which are the subject of any option shall be fixed by the Board when such option is granted and cannot involve a discount to the market price at the time the option is granted. The period during which an option is exercisable shall not exceed 10 years from the date the option is granted. The options may not be assigned, transferred or pledged and expire within three months of the termination of employment and six months of the death of an individual.

     Options to purchase up to 1,415,000 common shares were granted under the Plan by the Board of Directors on January 17, 1996 ( the 'Granting Date'). Of these, options to purchase 1,130,000 common shares were granted to directors and officers of the Company and options to purchase 285,000 shares were granted to non-executive employees and consultants of the Company. Specifically:

i) Options to purchase 645,000 common shares of the Company at a price of CAN$3.25 per share were granted for a period of 10 years to a total of 11 beneficiaries, of which options to purchase a total of 10,000 common shares have been exercised to date.

ii) One senior executive of the Company holds additional options to acquire 200,000 common shares of the Company at a price of CAN$3.25 per share effective as of January 17, 1997, 1998 and 1999 (for a total of 600,000 additional shares), provided he still be associated with the Company.

iii) Two directors of the Company were granted additional options to acquire 5,000 common shares of the Company, effective as of each of the first five anniversary dates of the Granting Date (for a total of 25,000 additional shares each), at the closing price of the common shares of the Company on the Montreal Exchange on the trading day immediately preceding such anniversary date, or at such other minimum price allowed by the regulatory authorities having jurisdiction, provided they still be associated with the Company. The first tranche of such options vested January 17, 1997, entitling the option holders to purchase a total of 10,000 shares at a price of CAN$13.75 per share.

iv) One director of the Company was granted additional options to acquire 20,000 common shares of the Company, effective as of each of the first four anniversary dates of the Granting Date (for a total of 80,000 additional shares), at the closing price of the common shares of the Company on the Montreal Exchange on the trading day immediately preceding such anniversary date, or at such other minimum price allowed by the regulatory authorities having jurisdiction. The first tranche of this option vested on January 17, 1997, entitling the holder to purchase 20,000 shares at a price of CAN$13.75 per share.

v) One senior executive of the Company was granted additional options to acquire 10,000 common shares of the Company, effective as of each of the first four anniversary dates of the Granting Date (for a total of 40,000 additional shares), at the closing price of the common shares of the Company on the Montreal Exchange on the trading day immediately preceding such anniversary date, or at such other minimum price allowed by the regulatory authorities having jurisdiction.

     All of the above options are effective for a period of 10 years from the Granting Date. The options described in paragraphs ii) to v) are subject to the approval of the Montreal Exchange.

     In addition, on April 30, 1996, (A) options to purchase 115,000 common shares of the Company at a price of CAN$11.50 per share were granted for a period of 10 years to a total of 5 beneficiaries; (B) options to purchase 25,000 common shares of the Company at a price of CAN$15.50 per share were granted on June 7, 1996 for a period of 10 years to one beneficiary. On August 13, 1996, one consultant of the Company was granted options to acquire 50,000 common shares of the Company for a period of ten years. Those options presently are exercisable to the extent of 10,000 shares at a price of CAN$16.75 per share. The options will become exercisable to the extent of an additional 10,000 shares on each of the first four anniversary dates of the granting date, provided the consultant remains active with the Company on each such vesting date. The exercise price is determined as to each block at the vesting date and equals the closing price of the common shares of the Company on the Montreal Stock Exchange on the trading day immediately preceding such vesting date, or at such other minimum price allowed by the regulatory authorities having jurisdiction.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
          ----------------------------------------------

     a) Dr. Paul Averback was the controlling shareholder of DMS. NYMOX acquired all of the shares of DMS in September 1995 for a consideration of 15,000,000 common shares of NYMOX, of which 13,093,559 were issued to Dr. Averback.

          From time to time, Dr. Averback has advanced funds to NYMOX on an interest free basis and without any specified date of repayment.
          There have been no advances outstanding since CAN$43,658 was repaid to Dr. Averback during the quarter ended March 31, 1996. During the last three fiscal years, the highest aggregate advance outstanding from Dr. Averback was CAN$43,658.

     b) Dr. Hossein Ghanbari, a director and senior officer of the Company has received a loan of CAN$56,000 from NYMOX to assist him in the purchase of a home following his move from the United States to assume his duties with the Company. This loan is interest free and has no fixed terms of repayment.


                                 PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED
          ------------------------------------------

     a) NYMOX's authorized capital is comprised of an unlimited number of common shares of which 17,934,382 common shares are currently issued and outstanding and 1,605,000 are reserved for issuance under NYMOX's stock option plan. (See Item 12 'Options to Purchase Securities from Registrant or Subsidiaries.')

          Holders of common shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company. Each share carries one vote at any meeting. Hence, holders of a majority of common shares can elect all directors of the Company and other shareholders would not be able to elect any other director.

          Holders of common shares are entitled to dividends as and when declared by the directors and, upon liquidation, to receive such assets of the Company as may be distributable to such holders. The common shares have no preemptive rights and are not convertible into any other security. There is no sinking fund applicable to the common shares and the holders are not subject to assessment by NYMOX.

          The registrar and transfer agents of NYMOX are Montreal Trust Company of Canada at their Montreal office.

     b)   Not applicable.

     c)   Not applicable.


                                 PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES
          -------------------------------

     Not applicable.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          ------------------------------------------------------------
          SECURITIES
          ----------

     Not applicable.

                                 PART IV

ITEM 17.  FINANCIAL STATEMENTS
          --------------------

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS
          --------------------

     The financial statements listed in Item 19 are incorporated by reference in this Item.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS
          ---------------------------------

     a)   Financial statements (which appear after the signature page hereto):

     At and For the year ended December 31, 1996:

           Consolidated Balance Sheet -- December 31, 1996
           Consolidated Statement of Earnings and Deficit
           Consolidated Statements of Changes in Financial Position
           Notes

     At and For the Periods Ended July 31, 1995 and December 31, 1995:

           Auditors' Reports
           Consolidated Balance Sheets -- July 31, 1995 and December 31, 1995 Consolidated Statements of Loss and Deficit for Five Months ended
            December 31, 1995 and Twelve Months ended July 31, 1995 Consolidated Statements of Changes in Financial Position for
            Five Months ended December 31, 1995 and Twelve Months ended July 31, 1995
           Notes to Consolidated Financial Statements

     At and For the Periods Ended July 31, 1993 and 1994:

           Auditors' Reports
           Balance Sheets -- July 31, 1993 and 1994
           Statements of Loss and Deficit for the years ended
            July 31, 1993 and 1994
           Statements of Changes in Financial Position for the years ended July
            31, 1993 and 1994
           Notes

     b) The list of exhibits contained in the Exhibit Index is incorporated by reference and the exhibits listed therein are filed herewith.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                NYMOX PHARMACEUTICAL CORPORATION
                                                            (Registrant)


                         /s/ PAUL AVERBACK
                         -------------------------------------------------------
                         Title:  President


Date: April 9, 1997
      --------------

         Consolidated Financial Statements of

         NYMOX PHARMACEUTICAL

         CORPORATION


         Periods ended December 31, 1996 and 1995

AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheet of Nymox Pharmaceutical Corporation as at December 31, 1996 and the consolidated statements of earnings, deficit and changes in financial position for the year then ended. These financial statements are the responsibility of the Corporation's management.
Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 1996 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.

The consolidated financial statements as at December 31, 1995 and for the five-month period then ended were audited by other auditors who expressed an opinion without reservation on these statements in their report dated January 22, 1996.


/s/ KPMG
Chartered Accountants


Saint-Laurent, Canada

March 7, 1997

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Periods ended December 31, 1996 and 1995



Financial Statements
  Consolidated Balance Sheets...............................  1
  Consolidated Statements of Earnings.......................  2
  Consolidated Statements of Deficit........................  3
  Consolidated Statements of Changes in Financial Position..  4
  Notes to Consolidated Financial Statements................  5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 1996 and 1995
(in Canadian dollars)

=======================================================================
                                                     1996          1995
-----------------------------------------------------------------------
Assets

Current assets:
  Cash                                        $    75,303   $   284,920
  Short-term investments                        2,431,624     1,882,654
  Accrued interest                                 76,293            --
  Research tax credits receivable                 240,000            --
  Income taxes receivable                          17,014        12,000
  Prepaid expenses                                     --        44,523
  Advance to director (note 2)                     56,000        56,000
-----------------------------------------------------------------------
                                                2,896,234     2,280,097

Capital assets (note 3)                         1,317,973       366,155
-----------------------------------------------------------------------
                                              $ 4,214,207   $ 2,646,252
=======================================================================
Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities    $   384,226   $   119,639
  Advance from a director                              --        43,658
-----------------------------------------------------------------------
                                                  384,226       163,297

Shareholders' equity:
  Capital stock (note 4)                        9,302,691     4,022,641
  Deficit                                      (5,472,710)   (1,539,686)
-----------------------------------------------------------------------
                                                3,829,981     2,482,955

Commitments (note 5)
-----------------------------------------------------------------------
                                              $ 4,214,207   $ 2,646,252
=======================================================================

See accompanying notes to consolidated financial statements.


On behalf of the Board:

_______________________  Director

_______________________  Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Earnings

Periods ended December 31, 1996 and 1995
(in Canadian dollars)

=======================================================================
                                                   1996            1995
-----------------------------------------------------------------------
                                            (12 months)      (5 months)
Revenue:
 Interest                                   $   226,940   $.         --

Expenses:
 Research and development                     2,356,000         571,215
 Less investment tax credits                   (240,000)             --
-----------------------------------------------------------------------
                                              2,116,000         571,215
 General and administrative                   1,751,073         130,688
 Depreciation and amortization                   78,906           1,400
 Interest and bank charges                        8,025           2,543
-----------------------------------------------------------------------
                                              3,954,004         705,846

Loss before income taxes                     (3,727,064)       (705,846)

Income taxes (note 6)                            28,000          12,000

-----------------------------------------------------------------------
Net loss                                    $(3,699,064)      $(693,846)
=======================================================================

-----------------------------------------------------------------------
Loss per share                                 $(0.21)        $   (0.04)
=======================================================================

-----------------------------------------------------------------------
Weighted average number of common shares
 outstanding                               17,654,862        16,432,958
=======================================================================

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit


Periods ended December 31, 1996 and 1995
(in Canadian dollars)

=====================================================================
                                                   1996          1995
---------------------------------------------------------------------
                                            (12 months)    (5 months)
Deficit, beginning of period                $(1,539,686)  $  (636,043)

Net loss                                     (3,699,064)     (693,846)

Share issue costs                              (233,960)     (209,797)
---------------------------------------------------------------------
Deficit, end of period                      $(5,472,710)  $(1,539,686)
=====================================================================

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Financial Position


Periods ended December 31, 1996 and 1995
(in Canadian dollars)

===================================================================================
                                                                  1996         1995
-----------------------------------------------------------------------------------
                                                           (12 months)   (5 months)
Cash provided by (used in):

Operations:
 Net loss                                                  $(3,699,064)  $ (693,846)
 Item not involving cash:
  Depreciation and amortization                                 78,906        1,400
 Net change in non-cash operating working capital items        (55,855)     (70,815)
-----------------------------------------------------------------------------------
                                                            (3,676,013)    (763,261)

Financing:
 Issuance of capital stock                                   5,280,050    3,157,271
 Share issue costs                                            (233,960)    (209,797)
-----------------------------------------------------------------------------------
                                                             5,046,090    2,947,474

Investment:
 Additions to capital assets                                (1,030,724)     (28,602)

-----------------------------------------------------------------------------------
Increase in cash and short-term investments                    339,353    2,155,611

Cash and short-term investments, beginning of period         2,167,574       11,963

-----------------------------------------------------------------------------------
Cash and short-term investments, end of period             $ 2,506,927   $2,167,574
===================================================================================

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Periods ended December 31, 1996 and 1995

(in Canadian dollars)
--------------------------------------------------------------------------------

  Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biomedical corporation which specializes in the research and development of neurological diagnostics and pharmaceuticals for the aging population, with an emphasis on Alzheimer's disease.

  The Corporation was listed on the Montreal Exchange on December 18, 1995, and has recently filed a registration statement with the Securities and Exchange Commission to list its shares on a US Exchange.


1.  Significant accounting policies:

  (a)  Consolidation:

     The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include the accounts of its wholly-owned US subsidiary. Significant intercompany balances and transactions have been eliminated on consolidation.

  (b)  Short-term investments:

     The Corporation's portfolio of short-term investments does not include equity securities and consists principally of government securities and commercial paper with original maturities of less than three months, and are recorded at the lower of cost or market value.

  (c)  Capital assets:

     Capital assets are recorded at cost, net of related investment tax credits. Depreciation and amortization are provided using the following methods and annual rates:

============================================================
Asset                                      Method      Rate
------------------------------------------------------------

     Computer software and equipment..  Straight-line    20%
     Laboratory equipment.............  Straight-line    20%
     Office equipment and fixtures....  Straight-line    20%

============================================================

     The capitalized amount with respect to patents relates to direct costs incurred in connection with securing the patents. The cost of the patents does not necessarily reflect their present or future value and the amount ultimately recoverable is dependent upon the successful commercialization of the related products. Accordingly, patents will be amortized using the straight-line method commencing in the year of commercial production of the developed products. The capitalized amount will be amortized over the remaining years of the initial 17-year life of the patent.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Periods ended December 31, 1996 and 1995

(in Canadian dollars)

--------------------------------------------------------------------------------
1.  Significant accounting policies:

(d)  Research and development expenditures:

     Research and development expenditures, net of research and investment tax credits, are expensed as incurred.

(e)  Foreign exchange:

     The Corporation's foreign subsidiary is considered to be an integrated foreign operation. Foreign denominated monetary assets and liabilities of the Canadian and foreign operations are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred.
     Sales and expenses are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses are included in the determination of net earnings.

(f)  Loss per share:

     The loss per share amounts have been calculated using the weighted average number of common shares outstanding during the year.

(g)  Comparative figures:

     Certain of the 1995 figures have been reclassified to conform to the presentation adopted in the current year.


2.  Advance to director:

    Advance to director is non-interest bearing and has no specified terms of repayment.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Periods ended December 31, 1996 and 1995

(in Canadian dollars)

--------------------------------------------------------------------------------



3. Capital assets:

==================================================================================================
                                                                                              1996
--------------------------------------------------------------------------------------------------
                                                                           Accumulated    Net book
                                                             Cost         depreciation       value
--------------------------------------------------------------------------------------------------
 Computer software and
 equipment                                             $   43,502              $ 5,202  $   38,300
 Laboratory equipment                                     704,129               73,221     630,908
 Office equipment and
 fixtures                                                  18,810                1,882      16,928
 Patents                                                  631,836                   --     631,836
 Intellectual property rights                                   1                   --           1
--------------------------------------------------------------------------------------------------
                                                       $1,398,278              $80,305  $1,317,973
==================================================================================================

==================================================================================================
                                                                                              1995
--------------------------------------------------------------------------------------------------
                                                                           Accumulated    Net book
                                                             Cost         depreciation       value
--------------------------------------------------------------------------------------------------
 Computer software and
 equipment                                             $    8,533  $                --  $    8,533
 Laboratory equipment                                      14,080                1,400      12,680
 Patents                                                  344,941                   --     344,941
 Intellectual property rights                                   1                   --           1
--------------------------------------------------------------------------------------------------
                                                       $  367,555              $ 1,400  $  366,155
==================================================================================================
4. Capital stock:

 Authorized:

  An unlimited number of common shares

==================================================================================================
                                                                                  1996        1995
--------------------------------------------------------------------------------------------------
 Issued and outstanding:
  17,929,382 common shares (1995 - 17,047,082)                              $9,302,691  $4,022,641

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Periods ended December 31, 1996 and 1995

(in Canadian dollars)
--------------------------------------------------------------------------------
4.  Capital stock (continued):

  (a) Changes in the Corporation's capital stock for the last two fiscal periods are presented below:

=============================================================================
                                                         Shares     Dollars
-----------------------------------------------------------------------------

     Issued and outstanding, August 1, 1995            15,000,000  $  865,370

     Issue of common shares in connection with the
     Monterey transaction (b)                             468,447           1

     Issue of common shares for cash (c)                1,578,635   3,157,270

-----------------------------------------------------------------------------
     Balance, December 31, 1995                        17,047,082   4,022,641

     Issue of common shares for cash (c)                  877,300   5,263,800

     Issue of common shares pursuant to exercise of
     stock options                                          5,000      16,250

-----------------------------------------------------------------------------
     Balance, December 31, 1996                        17,929,382  $9,302,691
=============================================================================

  (b) During fiscal 1995, the Corporation acquired a controlling interest in Monterey Capital Inc. ("Monterey"), an unaffiliated public company listed on the Montreal Stock Exchange for a cash consideration of $383,000. Monterey was then amalgamated with a newly-organized wholly-owned subsidiary of the Corporation and 468,447 common shares of the Corporation were issued to the minority shareholders of Monterey for a nominal consideration of $1. Concurrently, the shares of the amalgamated company carrying on the business of Monterey were sold to an unrelated person for the same amount as paid by the Corporation. The sale of the amalgamated company did not give rise to a gain or loss since the sale price was equal to the carrying value of the investment.

      The 1995 consolidated financial statements do not include any results of the operations of the Monterey business.

  (c) Private placements:


      The Corporation completed a private placement of 877,300 shares at a price of $6.00/share in 1996 for aggregate gross proceeds of $5,263,800. A private placement of 1,578,635 shares at a price of $2.00/share was completed in 1995. The share issue costs related to these private placements have been charged against the deficit.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Periods ended December 31, 1996 and 1995

(in Canadian dollars)

--------------------------------------------------------------------------------
4.  Capital stock (continued):

(d)  Stock options:

     The Corporation has established a stock option plan (the "Plan") for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares and the maximum number of shares which may be optioned under the Plan cannot exceed 2,000,000 common shares without shareholder approval.

     Changes in outstanding options were as follows for the last two fiscal periods:

=================================================================
                                                    Stock options
-----------------------------------------------------------------

     Balance, August 1, 1995 and December 31, 1995    --

     Granted                                            1,605,000

     Exercised                                             (5,000)

     Cancelled                                            (25,000)

-----------------------------------------------------------------
     Balance, December 31, 1996                         1,575,000
=================================================================
     Subsequent to year end, an additional 5,000 stock options were exercised at a price of $3.25.

     The weighted-average exercise prices of options granted, exercised and cancelled during 1996 were $4.04/share, $3.25/share and $15.50/share, respectively. The calculation of the weighted-average exercise price of options granted above excludes 210,000 options whose exercise price will be determined as the options vest over the next five years as explained below. The weighted-average exercise price of options exercisable at December 31, 1996 is $4.67/share.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Periods ended December 31, 1996 and 1995

(in Canadian dollars)

--------------------------------------------------------------------------------

4. Capital stock (continued):

   (d) Stock options (continued):

     At December 31, 1996, options outstanding were as follows:

==========================================================================================
      Options outstanding         Exercise price  per share                   Expiry date
------------------------------------------------------------------------------------------

            115,000                              $11.50                              2006
            1,240,000                            $ 3.25  (i)                  2006 - 2009
            10,000                               $16.75                              2006
            210,000      Fair value at anniversary date (ii)                  2007 - 2011

------------------------------------------------------------------------------------------
            1,575,000
==========================================================================================

     (i) These options are effective and exercisable as follows:

==========================================================================================
       Currently                                                                  640,000
       1997                                                                       200,000
       1998                                                                       200,000
       1999                                                                       200,000

------------------------------------------------------------------------------------------
                                                                                1,240,000
==========================================================================================

     (ii) These options become vested at various dates over the next five years at prices equal to the closing price on the trading date immediately preceding the vesting date. The options vest as follows:

==========================================================================================
       1997                                                                        50,000
       1998                                                                        50,000
       1999                                                                        50,000
       2000                                                                        50,000
       2001                                                                        10,000
------------------------------------------------------------------------------------------
                                                                                  210,000
==========================================================================================

       On January 17, 1997, 40,000 options became vested at an exercise price of $13.75 per share.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Periods ended December 31, 1996 and 1995

(in Canadian dollars)

--------------------------------------------------------------------------------
5.  Commitments:

(a)  Operating leases:

     The Corporation is committed under operating leases expiring in 1997 for office space in the amount of approximately $187,000.

(b)  Research funding:

     The Corporation is committed to make research grants to an unrelated medical facility in the U.S. in the aggregate amount of approximately $1,476,000 (US$1,085,000) in each of the next five years and thereafter, as follows:

=======================================================================
     1997                                                      $482,000
     1998                                                       234,000
     1999                                                       234,000
     2000                                                       234,000
     2001                                                       234,000
     Thereafter                                                  58,000
-----------------------------------------------------------------------
                                                            $ 1,476,000
=======================================================================

     The Corporation has an exclusive license to patents from this facility covering rights to AD7C diagnostics and therapeutics. Under this license, the medical facility benefits from research funding and collaboration from the Corporation and is entitled to royalties of 4% on worldwide sales of the AD7C Test.

     During the period ended December 31, 1996, an amount of approximately US$200,000 (1995 - US$175,000) was paid and expensed in connection with the research grant described above.

(c)  License agreement:

     The Corporation has signed a non-exclusive license agreement with a European company to sell and perform the AD7C Test in Europe. The agreement entitles the Corporation to a 7% royalty on European sales of the AD7C Test as well as a minimum of US$750 for each test performed and billed to a client. The initial term of the agreement extends to December 31, 1998, and is subject to renewal thereafter based on certain terms and conditions.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Periods ended December 31, 1996 and 1995

(in Canadian dollars)

--------------------------------------------------------------------------------
6. Income taxes:

  Details of the components of income taxes are as follows:

=============================================================================
                                                          1996         1995
-----------------------------------------------------------------------------

  Loss before income taxes:
     Canadian operations                              $(3,106,405)  $(705,846)
     U.S. operations                                     (620,659)         --
-----------------------------------------------------------------------------
                                                       (3,727,064)   (705,846)

  Basic income tax rate                                      38.0%       38.0%

-----------------------------------------------------------------------------
  Income tax recovery at statutory rates                1,416,000     268,000

  Adjustments in income taxes resulting from:
     Non-recognition of losses                         (1,091,000)   (201,000)
     Non-recognition of other unclaimed deductions       (325,000)    (67,000)
     Credit for losses                                     28,000      12,000

-----------------------------------------------------------------------------
  Income taxes                                        $    28,000   $  12,000
=============================================================================

  The Corporation has losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years' taxable income. The related income tax benefit of these items will be recorded in earnings when realized. These expire as follows:


                                                        Federal    Provincial
-----------------------------------------------------------------------------
  Losses:
     1997                                              $   11,000  $   11,000
     1998                                                  40,000      40,000
     1999                                                  36,000      36,000
     2000                                                  59,000      59,000
     2001                                                 377,000          --
     2002                                                 531,000          --
     2003                                               1,321,000          --

  Scientific research and development expenditures:
     Indefinitely                                       2,126,000   2,627,000
=============================================================================

  In addition, the Corporation's US subsidiary has losses carried forward of approximately US$450,000 which expire in 2011.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Periods ended December 31, 1996 and 1995

(in Canadian dollars)

--------------------------------------------------------------------------------
6. Income taxes (continued):

   The Corporation also has investment tax credits available in the amount of approximately $467,000 available to reduce future years' federal taxes payable. The benefit of these credits will be recorded when realized. These credits will expire as follows:

========================================================================

  2007                                                         $ 425,000
  2006                                                            42,000

========================================================================

7. Fair values:

   The Corporation has determined that the carrying value of its short-term financial assets and liabilities, including cash and short-term investments, accrued interest, other receivables, advance to director and accounts payable and accrued liabilities, approximate fair value due to the immediate or short-term maturity of these financial instruments.

8. Canadian/U.S. Reporting Differences:

   (a) Consolidated statements of earnings:

     The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

=========================================================================
                                                       1996          1995
-------------------------------------------------------------------------

     Net loss, Canadian GAAP                    $(3,699,064)  $  (693,846)

     Adjustments:
       Realized loss on sale of Monterey (i)             --      (936,894)
       Amortization of patents (ii)                 (39,166)       (8,454)
     Stock-based compensation - options
       granted to non-employees (iii)              (592,000)           --
-------------------------------------------------------------------------
     Net loss, U.S. GAAP                        $(4,330,230)  $(1,639,194)
=========================================================================

-------------------------------------------------------------------------
     Loss per share, U.S. GAAP                       $(0.25)       $(0.11)
=========================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Periods ended December 31, 1996 and 1995

(in Canadian dollars)

--------------------------------------------------------------------------------

8. Canadian/U.S. Reporting Differences (continued):

  (b) Consolidated shareholders' equity:

     The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

=======================================================================================
                                                                     1996          1995
---------------------------------------------------------------------------------------

     Shareholders' equity, Canadian GAAP                       $3,829,981   $ 2,482,955

     Adjustments:
       Realized loss on sale of Monterey (i)                           --      (936,894)
       Amortization of patents (ii):
          Cumulative effect to beginning of the period            (91,440)      (82,986)
          Current period                                          (39,166)       (8,454)
       Stock-based compensation - options
          granted to non-employees (iii)                         (592,000)           --

---------------------------------------------------------------------------------------
       Increase in deficit                                       (722,606)   (1,028,334)

     Fair value of shares issued to minority shareholders -
     increase in capital stock (i)                                     --       936,894

---------------------------------------------------------------------------------------
     Shareholders' equity, U.S. GAAP                           $3,107,375   $ 2,391,515
=======================================================================================

     (i) Under U.S. GAAP, the Monterey transaction referred to in note 4 (b) would be accounted for as an acquisition of Monterey for consideration comprising cash of $383,000 and common shares of the Corporation having a fair value of $936,894. Accordingly, the subsequent sale of Monterey for cash of $383,000 results in a realized loss of $936,894 under U.S. GAAP.

     (ii) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over 17 years, the legal life of the patent, from the date the patent was secured.

     (iii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the grant date. The fair value of the stock options was estimated as described in note 8(c)(3).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Periods ended December 31, 1996 and 1995

(in Canadian dollars)

--------------------------------------------------------------------------------
8. Canadian/U.S. Reporting Differences (continued):

  (c) Other disclosures required by United States GAAP:

     (1)  Development stage company:

       The Corporation is in the process of developing unique patented products which are subject to approval of regulatory authorities. The Corporation has completed the research and discovery phase of its Alzheimer's diagnostic AD7C Test and anticipates that it will be seeking regulatory approval in 1997 to permit the Company to sell an AD7C test kit to laboratories. It has not had any revenues to date on the sale of any of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7 and the following disclosures are required:

============================================================================================
                                                          Cumulative          Cumulative
                                                      since the date of   since the date of
                                                         inception of        inception of
                                                       the Corporation     the Corporation
                                                       to December 31,     to December 31,
                                                             1996                1995

--------------------------------------------------------------------------------------------
       Interest revenue                                     $   226,940          $        --

       Gross research and development expenditures            3,545,627            1,189,627

       Other expenses                                         2,963,291            1,180,596

       Income taxes recovered                                   (40,000)             (12,000)

       Cash inflow (outflow):
          Operating activities                               (5,890,622)          (2,214,609)
          Investing activities                               (1,398,279)            (367,555)
          Financing activities                                9,795,828            4,749,738
============================================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Periods ended December 31, 1996 and 1995

(in Canadian dollars)

--------------------------------------------------------------------------------
8. Canadian/U.S. Reporting Differences (continued):

  (c) Other disclosures required by United States GAAP (continued):

     (1) Development stage company (continued):

       The statement of shareholders' equity since date of inception is presented below.

=======================================================================================================================
                                                              Consideration                 Accumulated
                                                           --------------------
                                              Shares         Cash       Other                   Deficit           Total
-----------------------------------------------------------------------------------------------------------------------

       Year ended July 31, 1990:
          Common shares issued             2,500,000   $  200,000  $                  --    $             -    $200,000
          Net loss                                --           --        --                    (126,719)       (126,719)
-----------------------------------------------------------------------------------------------------------------------
          Balance, July 31, 1990           2,500,000      200,000        --                    (126,719)         73,281

       Year ended July 31, 1991:
          Net loss                                --           --        --                     (24,827)        (24,827)
-----------------------------------------------------------------------------------------------------------------------
          Balance, July 31, 1991           2,500,000      200,000        --                    (151,546)         48,454

       Year ended July 31, 1992:
          Common shares issued                 9,375       37,500        --                          --          37,500
          Net loss                                --           --        --                     (53,112)        (53,112)
-----------------------------------------------------------------------------------------------------------------------
          Balance, July 31, 1992           2,509,375      237,500        --                    (204,658)         32,842

       Year ended July 31, 1993:
          Common shares issued               201,250      205,000        --                          --          205000
          Common shares cancelled           (500,000)          --        --           --             --
          Net loss                                --           --        --                     (48,862)        (48,862)
-----------------------------------------------------------------------------------------------------------------------
          Balance, July 31, 1993           2,210,625      442,500        --                    (253,520)        188,980

       Year ended July 31, 1994:
          Common shares issued                 2,500       10,000        --                          --          10,000
          Net loss                                --           --        --                     (71,668)        (71,668)
-----------------------------------------------------------------------------------------------------------------------
          Balance, July 31, 1994           2,213,125      452,500        --                    (325,188)       (127,312)

       Year ended July 31, 1995:
          Common shares issued                78,078      412,870        --                          --         412,870
          Net loss                                --           --        --                    (393,841)       (393,841)
-----------------------------------------------------------------------------------------------------------------------
          Balance, July 31, 1995           2,291,203      865,370        --                    (719,029)       (146,341)

       Period ended December 31, 1995:
          Adjustment necessary to
          increase the number of
           common shares                  12,708,797           --        --           --             --
-----------------------------------------------------------------------------------------------------------------------
          Adjusted number of
          common shares                   15,000,000      865,370        --                    (719,029)        146,341
          Common shares issued             2,047,082    3,157,271   936,894                          --       4,094,165
          Net loss                                --           --        --                  (1,639,194)     (1,639,194)
          Share issue costs                       --           --        --                    (209,797)       (209,797)
-----------------------------------------------------------------------------------------------------------------------
          Balance,
          December 31, 1995               17,047,082    4,022,641   936,894                  (2,568,020)      2,391,515

       Year ended December 31, 1996:
          Common shares issued               882,300    5,280,050        --                          --       5,280,050
          Net loss                                --           --        --                  (4,330,230)     (4,330,230)
          Share issue costs                       --           --        --                    (233,960)       (233,960)

-----------------------------------------------------------------------------------------------------------------------
       Balance, December 31, 1996         17,929,382   $9,302,691  $936,894                 $(7,132,210)    $(3,107,375)
=======================================================================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Periods ended December 31, 1996 and 1995

(in Canadian dollars)

--------------------------------------------------------------------------------

8. Canadian/U.S. Reporting Differences (continued):

  (c) Other disclosures required by United States GAAP (continued):

     (2)  Income taxes:

       In accordance with Statement of Financial Accounting Standards No. 109, the income tax effect of temporary differences that give rise to the net deferred tax asset are presented below:

===========================================================================================
                                                                        1996          1995
-------------------------------------------------------------------------------------------

       Scientific research and experimental development             $853,000     $      --

       Non-capital losses                                            704,000       508,000

       Share issue costs                                              89,000            --

       Less valuation allowance                                       (1,646,000) (508,000)
-------------------------------------------------------------------------------------------
       Net deferred tax asset                                       $     --     $      --
===========================================================================================

       There are no material deferred tax liabilities.

     (3)  Stock-based compensation:

       The Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation's net earnings and loss per share would have been adjusted to the pro forma amounts indicated below for US GAAP:

=================================================================
                                                             1996
-----------------------------------------------------------------
       Net loss         As reported     (US GAAP)     $(4,330,230)
                        Pro Forma                      (5,833,896)

       Loss per share   As reported     (US GAAP)     $     (0.25)
                        Pro Forma                           (0.32)
=================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Periods ended December 31, 1996 and 1995

(in Canadian dollars)

--------------------------------------------------------------------------------

8. Canadian/U.S. Reporting Differences (continued):

  (c) Other disclosures required by United States GAAP (continued):

   (3) Stock-based compensation (continued):

       The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected volatility of 50%, and expected life of 5 years.

   (4) Short-term investments:

       Short-term investments are classified as held-to-maturity as the Corporation has the positive intent and ability to hold these securities to maturity. As the Corporation's short-term investments include government securities and commercial paper with original maturities of less than three months, the aggregate fair value approximates carrying value and there are no significant unrealized gross holding gains or losses.

                               AUDITORS' REPORT



To the Directors of
Nymox Pharmaceutical Corporation



We have audited the consolidated balance sheet of Nymox Pharmaceutical Corporation as at December 31, and July 31, 1995 and the consolidated statements of loss and deficit and of changes in financial position for the five-month period ended December 31, 1995 and the twelve-month period ended July 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, and July 31, 1995 and the results of its operations and the changes in its financial position for the five-month period ended December 31, 1995 and the twelve-month period ended July 31, 1995 in accordance with Canadian generally accepted accounting principles (which differ in certain material respects from accounting principles generally accepted in the U.S. (Notes 10 and 11)).


/s/DELOITTE & TOUCHE

Chartered Accountants

Montreal, Quebec, Canada

January 22, 1996

NYMOX PHARMACEUTICAL CORPORATION
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)


==============================================================================
                                                      DECEMBER 31      July 31
                                                          1 9 9 5      1 9 9 5
------------------------------------------------------------------------------
                                                       (5 months)  (12 months)

Expenses
  Research and development                           $   571,215   $   371,939
  General and administrative                             134,631         5,631
                                                       ---------       -------

Loss before income taxes                                 705,846       377,570

Income taxes currently recoverable (Note 5)              (12,000)            -
                                                       ---------       -------

NET LOSS                                                 693,846       377,570

Deficit, beginning of period                             636,043       258,473

Share issue costs                                        209,797             -
                                                       ---------       -------

DEFICIT ACCUMULATED DURING THE DEVELOPMENT
  STAGE, END OF PERIOD                               $ 1,539,686   $   636,043
                                                       =========       =======

LOSS PER SHARE                                       $      0.04   $      0.03
                                                       =========       =======

NYMOX PHARMACEUTICAL CORPORATION
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 1995
(IN CANADIAN DOLLARS)

======================================================================
                                               December 31     July 31
                                                   1 9 9 5     1 9 9 5
----------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                   $  2,167,574  $   11,963
  Advance to a director                             56,000           -
  Prepaid expenses and deposits                     44,523           -
                                                 ---------     -------

                                                 2,268,097      11,963

CAPITAL ASSETS (NOTE 4)                            366,155     338,953
                                                 ---------     -------

                                              $  2,634,252  $  350,916
                                                 =========     =======

CURRENT LIABILITIES
  Accounts payable and accrued liabilities    $    107,639  $   77,931
  Advance from a director                           43,658      43,658
                                                 ---------     -------

                                                   151,297     121,589
                                                 ---------     -------

SHAREHOLDERS' EQUITY
  Capital stock (Note 6)                         4,022,641     865,370
  Deficit accumulated during the
    development stage                           (1,539,686)   (636,043)
                                                            -

                                                 2,482,955     229,327
                                                               -------

                                              $  2,634,252  $  350,916
                                                 =========     =======

NYMOX PHARMACEUTICAL CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)

========================================================================
                                              DECEMBER 31        July 31
                                                  1 9 9 5        1 9 9 5
------------------------------------------------------------------------
                                               (5 months)     (12 months)

OPERATING ACTIVITIES
  Net loss                                    $ (693,846)     $ (377,570)
  Item not affecting cash
    Amortization                                   1,400               -

  Changes in non-cash working capital items      (70,815)         76,213
                                                --------        --------

                                                (763,261)       (301,357)
                                                --------

INVESTING ACTIVITIES
  Acquisition of capital assets                  (28,602)        (99,550)
                                               ---------        --------

FINANCING ACTIVITIES
  Issue of shares                              3,157,271         412,870
  Share issue costs                             (209,797)              -
                                                                --------

                                               2,947,474         412,870
                                                                --------

NET CASH INFLOW                                2,155,611          11,963
CASH, BEGINNING OF PERIOD                         11,963               -
                                               ---------        --------

CASH, END OF PERIOD                           $2,167,574      $   11,963
                                               =========        ========

NYMOX PHARMACEUTICAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------

1.  STATUS AND NATURE OF ACTIVITIES

    Nymox Pharmaceutical Corporation (the "Corporation") was incorporated under the Canada Business Corporations Act on May 30, 1995 and became a public company under applicable security laws in December 1995. The Corporation had no operations from its date of incorporation through to the acquisition as described below. The year-end of the Corporation has been changed from July 31 to December 31.

    The Corporation was formed for the purpose of acquiring all of the common shares of DMS Pharmaceutical Inc. (DMS), a private company carrying on research and development in the field of neurological diagnostics and pharmaceuticals for the aging population. This acquisition was completed during September 1995 for a consideration of 15,000,000 common shares of the Corporation, resulting in the shareholders of DMS owning substantially all the shares of the Corporation. This transaction was accounted for under the purchase method with DMS as the accounting acquirer.

    Immediately following the acquisition, the Corporation acquired from two shareholders, who are unrelated to the Corporation, a controlling interest in Monterey Capital Inc. ("Monterey"), a public company, for cash of $383,000. The purchase price was determined through negotiations between the parties. Monterey was then amalgamated with a wholly-owned subsidiary of the Corporation with the result that the non-controlling shareholders of Monterey received 468,447 common shares of the Corporation. The transaction was accounted for as a share issuance of the Corporation for nominal consideration of $1. It was not considered to be part of the acquisition and sale of Monterey, as that transaction was an intermediary step in meeting the objective of rendering the Corporation a public company. Concurrently, the shares of the amalgamated company carrying on the business of Monterey were sold to one of the shareholders from which the Corporation acquired the controlling interest for cash of $383,000. The sale of the amalgamated company did not give rise to a gain or loss, since the sale price was equal to its carrying value.

    The consolidated financial statements do not include any results of operations of the Monterey business.

NYMOX PHARMACEUTICAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)


--------------------------------------------------------------------------------
2.  BASIS OF PRESENTATION

    The accompanying consolidated financial statements have been prepared under Canadian generally accepted accounting principles and present the historical financial information of the business of DMS described above as though it had been carried on by the Corporation as a legal entity since August 1, 1989.


3.  SIGNIFICANT ACCOUNTING POLICIES

    Consolidation

    The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Corporation and its wholly-owned subsidiary. Significant intercompany balances and transactions have been eliminated on consolidation.

    Research and development

    The Corporation incurs costs which relate to the research and development of neurological diagnostics and pharmaceuticals for the aging population. Such costs, net of any government grants and investment tax credits where applicable, are expensed as incurred. The Corporation has not received any grants or investment tax credits in the periods ended July 31, and December 31, 1995.

    Cash and cash equivalents

    Cash and cash equivalents represent unrestricted cash and highly liquid investments with a maturity of three months or less.

NYMOX PHARMACEUTICAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------

3.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Capital assets

    Capital assets are recorded at cost. Amortization, which is applied to cost less residual value, is computed using the following methods and rates:

      Computer software and equipment   Straight-line                   20%
      Equipment                         Straight line                   20%
      Patents                           Over the years remaining
                                           of the initial 17-year
                                           life of the patent,
                                           beginning in the year of
                                           commercial production of
                                           the developed products

      The capitalized amounts with respect to patents relate to direct costs incurred in connection with securing patents.


4. CAPITAL ASSETS

                                                                   DECEMBER 31         July 31
                                                                       1 9 9 5         1 9 9 5
                                                       Accumulated
                                              Cost    amortization        Net book value
                                            --------  --------------  ------------------------
 Computer software
  and equipment                          $     8,533  $       -       $   8,533    $        -
 Equipment                                    14,080      1,400          12,680        12,576
 Patents                                     344,941          -         344,941       326,376
 Intellectual
  property rights                                  1          -           -   1             1
                                         -----------  ---------      ----------    ----------

                                         $   367,555  $   1,400       $ 366,155    $  338,953
                                         ===========  =========      ==========    ==========

NYMOX PHARMACEUTICAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------


5. INCOME TAXES
                                                     December 31       July 31
                                                         1 9 9 5       1 9 9 5
                                                       (5 MONTHS)   (12 months)

    Income tax recovery at
      statutory rates                                 $ (269,615)   $ (143,477)
    Non-recognition of losses                            257,615       143,477
                                                        --------      --------

    Income taxes currently recoverable                $  (12,000)   $        -
                                                        ========      ========

    The Corporation and its subsidiary have losses carried forward totalling approximately $1,338,000, which are available to reduce future years' taxable income. The benefits of the losses carried forward have not been reflected in these financial statements. These losses expire as follows:

                         1996    $113,000
                         1997      11,000
                         1998      40,000
                         1999      36,000
                         2000      59,000
                         2001     377,000
                         2002     702,000

    The Corporation has investment tax credits available, which expire in the year 2005, in the amount of approximately $40,000, the benefits of which have not been recorded in these financial statements. If recognized in the future, the benefit of the investment tax credits will be recorded as a reduction of the related expense or asset, as appropriate.

6.  CAPITAL STOCK

    All share information has been presented as if the acquisition of DMS (see
    Note 1) took place August 1, 1989.

    Authorized
        An unlimited number of common shares


                                                    DECEMBER 31     July 31
                                                        1 9 9 5     1 9 9 5
    Issued and outstanding
     17,047,082 common shares
                  (July 31, 1995 - 15,000,000)      $ 4,022,641   $  865,370
                                                    ===========   ==========

NYMOX PHARMACEUTICAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


6.  CAPITAL STOCK (CONTINUED)

    The events more fully described in Note 1 to these financial statements were completed with the following share transactions:

        A total of 15,000,000 common shares were issued in exchange for all of the issued and outstanding shares of DMS. Such shares were recorded in these financial statements at $865,370, which is an amount equal to the book value of the DMS shares.

        A total of 468,447 common shares were issued in connection with the Monterey transactions. The shares were recorded at $1.

        During September 1995, the Corporation issued 1,578,635 common shares for cash consideration of $3,157,270.

    Loss per share

    The weighted average number of common shares outstanding during the five-month period ended December 31, 1995 and the twelve-month period ended July 31, 1995 used to calculate the loss per share was 16,432,958 and 15,000,000, respectively.

    Options

    During the period ended December 31, 1995, the Corporation adopted a plan to grant options to acquire common shares to its employees, consultants, officers and directors at prices and expiry dates to be determined by the board of directors. The maximum number of shares issuable in respect of the options is 2,000,000 common shares. No options were granted prior to December 31, 1995.


7.  SUBSEQUENT EVENT

    On January 17, 1996, the Corporation granted options to acquire 1,245,000 common shares at a price of $3.25 per share and exercisable to 2006.

    In addition, the Board of Directors has granted options to acquire a total of 170,000 common shares, which become vested at various dates over the next five years at prices equal to the closing price of the common shares on the Montreal Exchange at the date of vesting and are exercisable to 2006.

NYMOX PHARMACEUTICAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


8.  COMMITMENTS

    (i) Leased premises

        The Corporation leases its Canadian premises under an operating lease which expires on August 31, 1996 and which is renewable for a period of one year under the same terms and conditions.

        Future lease payments will aggregate $176,000 including the following amounts over the next two years, as follows:

                       1996       $106,000
                       1997         70,000

        The rent expense incurred in the period ended December 31, 1995 was $44,165 and nil for the year ended July 31, 1995.

    (ii)  Research funding

        The Corporation is committed to make annual research grants to an unrelated medical facility in the US in the amounts of US$200,000 and US$225,000 in 1996 and 1997, respectively. The Corporation has an exclusive license to patents from this facility covering rights to AD7C diagnostics. Under this license, the medical facility benefits from research funding and collaboration from the Corporation and is entitled to royalties of 4% on worldwide sales of the AD7C test.

        During the period ended December 31, 1995, an amount of approximately US$175,000 was paid and expensed in connection with the research grant described above.


9.  COMPARATIVE FIGURES

    Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

NYMOX PHARMACEUTICAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. CANADIAN GAAP RECONCILIATIONS WITH US GAAP

a) Reconciliation of earnings reported in accordance with Canadian GAAP with United States GAAP.

                                      DECEMBER 31      JULY 31
                                        1 9 9 5        1 9 9 5
                                      (5 MONTHS)      (12 months)

        Net loss - Canadian GAAP    $     693,846    $  377,570
        Realized loss on sale of
          Monterey (i)                    936,894             -
        Amortization of patents             8,454        16,271
                                        ---------     ---------
         Net loss - US GAAP          $   1,639,194    $  393,841
                                        =========     =========
         Loss per share -
          US GAAP (iii)             $        0.11    $     0.03
                                        =========     =========

    (b) Reconciliation of shareholders' equity reported in accordance with Canadian GAAP with US GAAP.

                                      DECEMBER 31      July 31
                                        1 9 9 5        1 9 9 5
                                       (5 MONTHS)     (12 months)

        Shareholders' equity -
          Canadian GAAP              $  2,482,955     $ 229,327
                                        ---------       -------
        Realized loss on sale of
          Monterey (i)                   (936,894)            -
        Amortization of Patents (ii)
          Cumulative effect to
           beginning of the period         (82,986)     (66,715)
          Current period                    (8,454)     (16,271)
                                         ---------      -------

        Increase in deficit             (1,028,334)     (82,986)
                                         ---------      -------
         Fair value of shares issued
          to minority shareholders -
          increase in capital stock
          value (i)                        936,894            -
                                         ---------      -------
         Shareholders' equity -
          US GAAP                     $  2,391,515   $  146,341
                                         =========      =======

NYMOX PHARMACEUTICAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10. CANADIAN GAAP RECONCILIATIONS WITH US GAAP (CONTINUED)

        (i) In accordance with US GAAP, the Monterey transactions described in note 1 would be accounted for, under the purchase method, as an acquisition of 100% of Monterey for consideration comprising cash of $383,000 and common shares of the company having a fair value of $936,894. The sale of Monterey for cash of $383,000 results in a realized loss of $936,894.

        (ii) In accordance with APB 17, Intangible Assets, the Patents are amortized on the straight-line basis over 17 years, the legal life of the patent, from the date the patent was secured.


11. OTHER DISCLOSURES REQUIRED UNDER US GAAP

    a)  Development stage company

        The Corporation specializes in the research and development of neurological diagnostics and pharmaceuticals for the aging population with emphasis on Alzheimer's disease. The Corporation is in the process of developing unique patented products which are subject to approval of regulatory authorities. The Corporation has completed the research and discovery phase of its Alzheimer's diagnostic AD7C test and anticipates that it will be seeking regulatory approval in 1997 to permit the Company to sell an AD7C test kit to laboratories. It has not had any revenues to date on the sale of any of its products under development. Accordingly, the Corporation is a development stage company as defined in statement of Financial Accounting Standards No. 7 and, the following disclosures are required:


                                                   Cumulative
                                                    since the                  Cumulative
                                                     date of                   since
                                                   inception of                date of the
                                                 the Corporation               Corporation
                                                 to December 31,               to July 31,
                                                       1995                       1995
                                              --------------------             -----------
                                                  (unaudited)                   (unaudited)

        Research and development              $   1,189,627                    $   618,412
        General and administrative                1,180,596                        100,617
        Income taxes currently recoverable          (12,000)                             -
        Cash inflow (outflow)
          Operating activities                   (2,214,639)                      (514,454)
          Investing activities                     (367,555)                      (338,953)
          Financing activities                    4,749,738                        865,370

NYMOX PHARMACEUTICAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


11.  OTHER DISCLOSURES REQUIRED UNDER US GAAP (CONTINUED)

   Statement of Shareholders' equity cumulative since the date of inception of the Corporation (see footnote 1).

                                                    Consideration
                                                --------------------  Accumulated
                                    Shares        Cash      Other     Deficit          Total
                                -------------   --------  ----------  -------------  -----------
                                     (1)
 Common shares issued
   during year ended
   July 31, 1990                   2,500,000    $ 200,000  $       -   $        -     $  200,000
  Net loss for the year ended
   July 31, 1990                           -            -          -     (126,719)      (126,719)
                                   ---------     --------    -------    ---------      ---------
Balance at July 31, 1990           2,500,000      200,000          -     (126,719)        73,281
  Common shares issued during
   year ended July 31, 1991                -            -          -            -              -
  Net loss for the year ended
   July 31, 1991                           -            -          -      (24,827)       (24,827)
                                   ---------     --------    -------      -------        -------
Balance at July 31, 1991           2,500,000      200,000          -     (151,546)        48,454
  Common shares issued during
   year ended July 31, 1992            9,375       37,500          -            -         37,500
  Net loss for the year ended
   July 31, 1992                           -            -          -      (53,112)       (53,112)
                                   ---------     --------    -------      -------        -------
Balance at July 31, 1992           2,509,375      237,500          -     (204,658)        32,842
  Common shares issued during
   year ended July 31, 1993          201,250      205,000          -            -        205,000
  Common shares cancelled
   during year ended July 31,
   1993                             (500,000)           -          -            -              -
  Net loss for the year ended
   July 31, 1993                           -            -          -      (48,862)       (48,862)
                                   ---------     --------    -------      -------        -------
Balance at July 31, 1993           2,210,625      442,500          -     (253,520)       188,980
  Common shares issued during
   year ended July 31, 1994            2,500       10,000          -            -         10,000
  Net loss for the year ended
   July 31, 1994                           -            -          -      (71,668)       (71,668)
                                   ---------     --------    -------      -------        -------
Balance at July 31, 1994           2,213,125      452,500          -     (325,188)       127,312
  Common shares issued during
   year ended July 31, 1995           78,078      412,870          -            -        412,871
  Net loss for the year ended
   July 31, 1995                           -            -          -     (393,841)      (393,841)
                                   ---------     --------    -------      -------        -------
Balance at July 31, 1995           2,291,203      865,370          -     (719,029)       146,342

NYMOX PHARMACEUTICAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



11.  OTHER DISCLOSURES REQUIRED UNDER US GAAP (CONTINUED)

                                                    Consideration
                                                --------------------       Accumulated
                                    Shares        Cash      Other          Deficit          Total
                                -------------   --------  ----------       -------------  -----------
                                     (1)

     Adjustment necessary to
      increase the number of
      common shares                12,708,797           -           -                -               -
                                   ----------   ---------  ----------        ---------      ----------
     Adjusted number of common
      shares of the Corporation
      to reflect the legal
      acquisition by the
      Corporation of DMS           15,000,000     865,371           -         (719,029)        146,342
     Common shares issued during
      period ended December 31,
      1995                          2,047,082   3,157,270     936,894 (2)          -         4,094,164
     Net loss for the period ended
      December 31, 1995                     -           -           -     (1,639,194)       (1,639,194)
     Share issue costs                      -           -           -       (209,797)         (209,797)
                                   ----------  ----------  ----------      ---------        ----------

   Balance at December 31, 1995    17,047,082  $4,022,641  $  936,894    $(2,568,020)     $  2,391,515
                                   ==========   ==========  ---------     ==========         =========
                                                            $4,959,535
                                                            ==========

NYMOX PHARMACEUTICAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------



11. OTHER DISCLOSURES REQUIRED UNDER US GAAP (CONTINUED)

    (1) The shareholders' equity between August 1, 1989 and July 31, 1995 presented is that of DMS. The shareholders' equity presented after July 31, 1995, is that of the Corporation after the acquisition described in Note 1.

    (2) See Note 10(i)

    b)  Income taxes

        In accordance with statement of Financial Accounting Standards No. 109, the income tax effect of temporary differences that gave rise to the net deferred tax asset is presented below.

Deferred tax asset

                                     DECEMBER 31     July 31
                                         1 9 9 5     1 9 9 5
                                       (5 MONTHS)  (12 months)

        Non-capital losses           $   508,000  $  242,000
        Less: Valuation allowance        508,000     242,000
                                         -------     -------

        Net deferred tax asset       $         -  $        -
                                         =======     =======

        As at December 31, 1995, the Corporation has $1,338,000 of non-capital losses available to offset future years' taxable income. The income tax benefit of the non-capital losses has not been recognized in the financial statements since the Corporation has had a history of cumulative losses in recent years. The ultimate realization of these losses depends on the successful commercialization of the Corporation's research.

        There are no material deferred tax liabilities.

    c)  Financial instrument

        Concentration of credit risk

        The financial instrument that potentially subjects the Corporation to significant credit risk consists of cash and cash equivalents invested with various financial institutions.

        The Corporation considers its exposure is limited due the nature of the cash equivalents and the credit ratings of the financial institutions with which the cash equivalents are invested.

NYMOX PHARMACEUTICAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FIVE-MONTH PERIOD ENDED DECEMBER 31, 1995
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


11. OTHER DISCLOSURES REQUIRED UNDER US GAAP (CONTINUED)

    d)  Stock-based compensation

        In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which will be effective for the Corporation beginning January 1, 1996. SFAS No. 123 required expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognized compensation cost based on the intrinsic value of the equity instrument awarded. The Corporation will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share.

        The 1,245,000 options referred to in Note 7 are exercisable at $3.25 per share, which represents the fair market value at the date of grant. Accordingly, the Corporation has not recognized any compensation costs related to the options issued.

    e)  Impairment of long-lived assets and long-lived assets to be disposed of

        In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." ("FAS No. 121") was issued, effective January 1, 1996. FAS No. 121 requires that in the event certain facts and circumstances indicate an asset may be impaired, an evaluation of recoverability must be performed to determine whether or not the carrying amount of the asset is required to be written down. The Corporation does not expect the adoption of this statement to have a material effect on its financial condition and results of operations.

AUDITOR'S REPORT


To the shareholders of
DMS PHARMACEUTICAL INC.


     We have audited the balance sheet of DMS PHARMACEUTICAL INC. as at July 31, 1994 and the statements of loss and deficit and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at July 31, 1994 and the results of its operations for the year then ended in accordance with generally accepted accounting principles.



                                             BERGERON & SENECAL
                                             Chartered Accountants.
Brossard, Quebec, Canada
July 8, 1995.

AUDITOR'S REPORT


To the shareholders of
DMS PHARMACEUTICAL INC.


     We have audited the balance sheet of DMS PHARMACEUTICAL INC. as at July 31, 1993 and the statements of loss and deficit and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 1993 and the results of its operations for the year then ended in accordance with generally accepted accounting principles.



                                             BERGERON & SENECAL
                                             Chartered Accountants.
Brossard, Quebec, Canada
July 8, 1995.

                            DMS PHARMACEUTICAL INC.

                                 BALANCE SHEET

                          As at July 31, 1994 and 1993
                             (in Canadian dollars)

                                            1994       1993
                                             $          $
-------------------------------------------------------------
                           ASSETS

FIXED ASSETS (Note 3)                       12 576     12 576
                                           ------------------

OTHER ASSETS

  Subscription receivable                      -0-     11 949
  PATENTS                                  226 826    226 826
  INTELLECTUAL PROPERTY RIGHTS                   1          1
                                           ------------------

                                           226 827    238 776
                                           ------------------

                                           239 403    251 352
                                           ------------------

                            DMS PHARMACEUTICAL INC.

                                 BALANCE SHEET

                          As at July 31, 1994 and 1993
                             (in Canadian dollars)
                                                       1994        1993
                                                        $           $
-------------------------------------------------------------------------

                                  LIABILITIES

CURRENT

  Accounts payable and accrued charges                 12 000       9 000

ADVANCES FROM DIRECTORS, without specified terms
  of repayment and interest rate                       33 376         -0-
                                                  -----------------------

                                                       45 376       9 000
                                                  -----------------------

SHAREHOLDER'S EQUITY
CAPITAL STOCK  (Note 4)

  Authorized:

    Unlimited number of common shares with
      no par value,

  Issued and fully paid:

    2 213 125 common shares                           452 500     442 500

DEFICIT                                              (258 473)   (200 148)
                                                    ---------------------
                                                      194 027     242 352
                                                    ---------------------
                                                      239 403     251 352
                                                    ---------------------

                            DMS PHARMACEUTICAL INC.

                         STATEMENT OF LOSS AND DEFICIT

                   For the year ended July 31, 1994 and 1993
                             (in Canadian dollars)
                                       1994        1993
                                        $           $
-----------------------------------------------------------------------------

REVENUES                                    -           -
                                  -----------------------

EXPENSES

  Research and development costs       55 325      32 519
  Professional fees                       500         500
  Capital taxes                         2 500       1 500
                                  -----------------------

                                       58 325      34 519
                                  -----------------------

NET LOSS FOR THE YEAR                 (58 325)    (34 519)

DEFICIT at beginning of year         (200 148)   (165 629)
                                  -----------------------

DEFICIT at end of year               (258 473)   (200 148)
                                  -----------------------

DMS PHARMACEUTICAL INC.

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended July 31, 1994 and 1993

                                                       1994        1993
                                                         $          $
-------------------------------------------------------------------------

OPERATING ACTIVITIES

  Net loss for the year                               (58 325)    (34 519)

  Increase in non cash working capital balances         3 000       2 000
                                                    ---------------------

  Liquidities used for operating activities           (55 325)    (32 519)
                                                    ---------------------

FINANCING ACTIVITIES

  Increase (decrease) of advances from directors       33 376    (160 532)
  Common shares issued                                 10 000     205 000
                                                    ---------------------

  Liquidities provided by financing activities         43 376      44 468
                                                    ---------------------

INVESTMENT ACTIVITIES

  Increase (decrease) of subscription receivable
    and liquidities     provided by (used for)
    investment activities                              11 949    (11 949)
                                                    --------------------

INCREASE IN CASH POSITION                                   -          -

CASH POSITION, at beginning of year                         -          -
                                                    --------------------

CASH POSITION, at end of year                               -          -
                                                    --------------------

                            DMS PHARMACEUTICAL INC.

                         NOTES TO FINANCIAL STATEMENTS

                          As at July 31, 1994 and 1993
                             (in Canadian dollars)


1. STATUS AND NATURE OF BUSINESS

  The company was incorporated under Part 1A of the Quebec Corporations' Act. It is involved in research and development in Alzheimer disease.

2. SIGNIFICANT ACCOUNTING POLICIES

  a)  FIXED ASSETS:

    Fixed assets are recorded at cost.

  b)  PATENTS:

     Patents are recorded at cost. Amortization is provided by the straight line method over a period of 17 years from the date of the marketing of developed products.

3.  FIXED ASSETS                               1994     1993
                                                $        $
                                           ------------------

                     Scientific equipment     11 445   11 445
                     Office equipment          1 131    1 131
                                           ------------------

                                              12 576   12 576
                                           ------------------

4.  CAPITAL STOCK

 During the year, the company issued 2 500 common shares for a cash consideration of $10 000.

5.  INCOME TAXES

 The income tax provision differs from the amount computed by applying the expected Canadian federal and provincial rate to the net loss for the year. The reasons for the difference and the related tax effect are as follows:

                           1994       1993
                         ---------  ---------
    Income tax           $(22,164)  $(13,117)
    recovery
    at statutory rates

    Non-recognition of     22,164     13,117
    losses               --------   --------

    TOTAL                     -0-        -0-



 The Company has losses carried forward totalling approximately $259,000, which are available to reduce future years' taxable income. The benefit of the losses carried forward have not been reflected in these financial statements and expire as follows:

               1996    $113,000
               1997      11,000
               1998      40,000
               1999      36,000
               2000      59,000
                       --------
                       $259,000
                       ========


6. CANADIAN/U.S.

 (a) Reconciliation of Earning Reported in accordance with Canadian GAAP with United States GAAP:

                                 1994       1993
                               ---------  ---------
Net loss- Canadian GAAP        $(58,325)  $(34,519)
Amortization of patents (i)
                                (13,343)   (13,343)
                               --------   --------

Net loss- U.S. GAAP            $(71,668)  $(47,862)
                               ========   ========

 (b) Reconciliation of Shareholder's equity reported in accordance with Canadian GAAP with United States GAAP:


                                            1994       1993
                                          ---------  ---------
Shareholder's equity - Canadian GAAP      $194,027   $242,352
Amortization of patents (i):
 Cumulative effect to beginning of the     (53,372)   (40,029)
  period
 Current year effect                       (13,343)   (13,343)
                                          --------   --------
                                           (66,715)   (53,372)

Shareholder's equity - US GAAP            $127,312   $188,980
                                          ========   ========

   (i) In accordance with APB 17, Intangible Assets, the patents are amortized on a straight-line basis over 17 years, the legal life of the patents, from the date the patent was secured.

   (c) Other disclosures required under U.S. GAAP.

   (i)  Development Stage Company

   The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. The following additional disclosure is required under this pronouncement:

                           Cumulative since date of
                           incorporation to July 31,
                           -------------------------
                               1994          1993
                           -------------  ----------
     Revenues              $      ---     $
                                          ---
     Research and               246,473
     development                            191,148
     expenditures

     General and                 78,715
     administrative                          62,372
     expenses


     Cash inflows
     (outflows)
     Operating activities     $(213,098)  $(203,098)
     Investing activities      (239,402)   (239,402)
     Financing activities       452,500     442,500

 (ii)                      Income taxes

   In accordance with Statement of Financial Accounting Standards No. 109, the following table summarizes the income tax effect that gives rise to the deferred tax asset:

                                 1994       1993
                               ---------  ---------
Deferred tax asset:

 Non-capital losses            $ 98,000   $ 76,000
 Less:  valuation allowance     (98,000)   (76,000)
                               --------   --------
 Net deferred tax asset        $          $
                               ---        ---
                               ========   ========

 As of July 31, 1994, the Company has $259,000 of non-capital losses available to offset future years' taxable income. The income tax benefit of the non-capital losses has not been recognized in these financial statements since the Company has had a history of cumulative losses in recent years. The ultimate realization of these losses depends on the successful commercialization of the Company's research.

 There are no material deferred tax liabilities.

                                 EXHIBIT INDEX

                       NYMOX PHARMACEUTICAL CORPORATION

                       Form 20-F Registration Statement


    Exhibit No.                              Description
    -----------                              -----------

Form 20-F    Edgar
---------    -----
1.1           3.1     Articles of Incorporation, as amended, of the
                      Registrant (filed previously)

1.2           3.2     Bylaws of the Registrant (filed previously)

3.1          10.1     Memorandum of Agreement between Paul Averback and the
                      Registrant (filed previously)

3.2          10.2     Share Option Plan of the Registrant (filed previously)

3.3          10.3     Research and License Agreement between the General
                      Hospital Corporation and the Registrant (filed previously)

3.4          10.4     Sole Non-Exclusive License and Supply Agreement for
                      the NYMOX AD7C(TM) Diagnostic Test for Alzheimer's
                      Disease between Laboratories J. Simon and the
                      Registrant (filed previously)

3.5          10.5     Research and License Amendment between The General
                      Hospital Corporation and the Registrant, dated February
                      14, 1997 (filed previously)